FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 21, 2005

LIHIR GOLD LIMITED

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:
	Name	Mark Laurie
	Title:	Company Secretary

Date: 21 March 2005

Lihir Gold Annual Report 2004

2 Lihir Gold Annual Report 2004 Proposed reporting and meeting timetable for the remainder of 2005 24 March Annual report and notice of Annual General Meeting sent to shareholders 26 April Annual General Meeting (Port Moresby, Papua New Guinea), First quarter mining and exploration report 27 April Information meeting (Sydney, Australia) 28 July Half-year financial results, Second quarter mining and exploration report 27 October Third quarter mining and exploration report 26 January 2006 Fourth quarter mining and exploration report 22 February Full-year financial results Note: All currency references in this annual report are to US dollars unless otherwise indicated. Contents Company profile 3 Performance summary 4 Chairman’s review 6 Management report 8 - Managing director’s overview 8 - Financials 9 - Operations 12 - Development 14 - Exploration and reserves 16 - Environment 18 - Community 21 - Human resources and safety 22 Board of directors 24 Governance statement 25 Directors’ report 30 Financial statements 36 - Income statement 36 - Balance sheet 37 - Statement of changes in equity 38 - Statement of cash flows 39 - Notes to financial statements 40 Independent audit report 67 Shareholder information 68 Corporate directory 71 Lihir Gold Limited Incorporated in Papua New Guinea (ARBN 069 803 998)

3 Lihir Gold Annual Report 2004 Lihir Gold Limited conducts exploration activities and produces gold from a fully integrated mine and ore processing facility developed by it in the Lihir Group of Islands in Papua New Guinea. It is listed on the Australian Stock Exchange (code: lhg), Nasdaq National Market (code: lihry) in the United States and Port Moresby Stock Exchange (code: lhg) in Papua New Guinea. Open pit mining operations are employed in two adjacent pits, Minifie and Lienetz. Mining is yet to commence in relation to a third adjacent ore body, Kapit. The gold is contained in refractory sulphide ore and pressure oxidation and carbonin- leach processes are used to release it. Reserves remaining to be processed stand at 21 million ounces. These reserves are sufficient for mining activities to continue until 2021 at current rates, with processing of lower, economic-grade stockpiles continuing until beyond 2040. Annual gold production, from the first full year of operation in 1998, has varied between 520,000 and 650,000 ounces. Production levels are forecast to increase to an average of at least 710,000 ounces per annum over the next 14 years.

4 Lihir Gold Annual Report 2004 Large increase in 2004 reflects improved underlying profitability together with impairment reversal to restate assets, and recognition of value of economic grade stockpiles and deferred tax assets. Improvement in 2004 due to higher production and higher gold prices, partially offset by hedge book, unfavourable currency movement, increased energy costs, and higher maintenance costs. Normalised profit represents reported profit before tax, net of adjustment items but including stockpile additions. Performance summary lihir gold in 2004 - Accelerated mining and improved processing reliability for impending higher grades - Strengthening gold price - Improving profitability in a higher cost environment - High investment phase: - geothermal power cost savings - accessing Lienetz high grade ore - building reliability & capacity Profit Normalised profit

5 Lihir Gold Annual Report 2004 Improved performance and gold price expectation requires asset impairments to be fully reversed, and value to be attributed to ore stockpiles. Stronger cash flows despite the cost of pre-stripping Lienetz and hedge book deliveries. Performance summary Acceleration of mining, essential to promote access to Lienetz higher grades. Facilitated by additional fleet acquisition, productivity gains and increased maintenance effort to improve availability. Further increases are required and forecast for the medium term. Ratio of gold production to grade in 2004 was the best achieved to date and augurs well for the higher grades expected from the latter half of 2005. Total assets Operating cash flows Material movements Gold production & grade Total Assets

6 Lihir Gold Annual Report 2004 Chairman’s review Lihir Gold Limited experienced a turning point in 2004. In the first quarter, the disappointing technical performance of the processing plant continued when significant production was lost with a failure in the main oxygen plant. From that time, the effect of the company’s focus on plant reliability has been evident. It has been supported by sustained efforts to raise mining productivity, which have achieved early success and are continuing. The contemporary period, last year and this, represents a turning point in other ways. Large and costly movements of material have been required to gain access to the economically promising Lienetz ore body. This has diminished cash flow, and will continue to do so until the second half of 2005 is marked by a large increase in production, as access is gained to higher grade material. The company acknowledges the disappointment of shareholders with low cash flows in 2004, which are reflected in the absence of a Board recommendation to pay a dividend at this time. The Board is able to advise shareholders that the character of the ore body and the order in which its elements have to be mined, together with improved plant reliability and mining productivity, provide good grounds for expecting a transformation of financial performance from the second half of the current financial year. The combination of improved mine and plant performance with higher gold prices and price expectations led to the writing back into income of past asset impairments, as well as reversals of write downs in the value of future income tax benefits and economic grade stockpiles. As a result of these developments, which are required by the international accounting standards under which Lihir Gold operates, the company recorded a profit of $US329.2 million in 2004, and the company’s balance sheet now reflects historical expenditures, adjusted for depreciation in the normal way. The calculations of the value of the mine under International Financial Reporting Standards, which have driven the reversal of impairments and write downs, make no allowance for expected reductions in costs that will emerge from measures the company is in the process of implementing. They do not take into account the large reductions in cost expected from the replacement of fuel oil by geothermal energy from the 30 megawatt plant that will be commissioned in May, and from likely investment in additional capacity. They do not take into account the reductions in costs that are expected to be realised under the company’s margin enhancement programme. Removing the effects of the reversals of impairment and write downs, profit of $US43.8 million was achieved in 2004. This outcome attributes value to additions to the economic grade stockpiles. This source of value had not been recognised in earlier years, after the write down to zero of the value of the economic grade stockpiles. The comparable profit figure for 2003, on the basis that all impairments and write downs had been restored by that earlier time, would have been $US20.8 million. Costs of mining and processing increased to an extent that was of great concern to the Board through 2004. In considerable measure, this reflected changes in exchange rates, and petroleum and other materials prices that were being experienced by many mining companies in Papua New Guinea and neighbouring countries. But many increases in costs can be offset by changes in operations. A systematic and continuing effort to reduce cost elements that are within the company’s control is expected to have significant effects over the next several years. The most important single contribution to reduction of costs will come from the use of geothermal energy. A high proportion of the company’s costs do not vary proportionately with output. Thus unit costs will fall significantly as access to high grade o re shifts the company from production at around 600,000 ounces per annum, to over 700,000 ounces. The Board is confident that investments yielding attractive rates of return will contribute to further reductions in unit costs in the years ahead. We are encouraged by the results obtained to date from the studies exploring expansion of processing capacity with the addition of a flotation plant.

In 2004 as in many earlier years, the gold reserves available to the company increased despite depletion from mining. The company’s reserves can support large expansion in rates of mining, with associated reductions in unit costs and increases in cash flows and profits. The high prospectivity of Lihir, within and beyond the current pits, make this a continuing source of opportunity. The company has outlined its intention to reduce its hedged profile over time in response to anticipated gold price movements, forecast improved cash flows, expected cost reductions and relaxed debt financing requirements. The Board has determined that at least 160,000 ounces of gold be delivered into hedges each year and that this be reviewed, with a view to raising the minimum rate of delivery, in appropriate circumstances. There were significant developments in the management arrangements for Lihir Gold Limited in 2004. With the growth in experience of the company and its people, there has been a gradual reduction in reliance on the relationship with Rio Tinto Limited. New banking arrangements for Lihir Gold Limited will not rely in any way on association with Rio Tinto. The number of Lihir Management Company officers employed on secondment from Rio Tinto Limited has fallen from four to three. In reflection of this evolution, the Rio Tinto management fee was reduced from $US3.4 million to $US1.5 million from the beginning of 2004. The evolution will continue. The company has reached agreement with Rio Tinto that the next Chief Executive Officer, upon the retirement of Neil Swan, will not necessarily be seconded from Rio Tinto. The company’s corporate governance practices have been extensively reviewed, particularly in light of the ASX Corporate Governance Council’s Principles of Good Corporate Governance and the Sarbanes- Oxley legislation in the United States. Lihir Gold’s practices, reported in detail in this Annual Report, demonstrate a high level of compliance with best practice recommendations. Further work will be undertaken on this during 2005. Over the years of construction and operation of the Lihir Gold mine, relations with the Papua New Guinea authorities have been consistently constructive. The balance of changes in the fiscal, economic and regulatory environment within which the company operates in Papua New Guinea has been favourable for shareholders. This favourable tendency continued in 2004. Inflation and interest rates fell to low levels by international standards. The Government announced a welcome easing of exchange controls and of restrictions on the availability and administration of work permits for expatriate employees. Steadiness in mining and fiscal policy has contributed to a noticeable increase in international investor interest in Papua New Guinea. Relations with the Lihir community have also been consistently constructive. The new Integrated Benefits Package is being negotiated with the community to support effective local development within responsible financial constraints. While not yet complete, significant progress was made during 2004. The company suffered a large loss during the year with the death of long standing director and deputy chairman Sir Anthony Siaguru. Sir Anthony’s wisdom on a wide range of corporate and community issues had been of great value to the company, helping us to overcome many challenges. He is missed with great sadness by the large number of people associated with Lihir Gold Limited who worked closely with Sir Anthony, enjoyed his wit and humanity, and valued his friendship. Scholarships for members of the Lihir community to further their studies at a tertiary level in Australia are being established by the company and named in Sir Anthony’s honour. During the year, Mrs Winifred Kamit was appointed to the Board. Mrs Kamit is an eminent Papua New Guinean lawyer and businesswoman, who brings deep experience of Papua New Guinea business to her Board role. The Board of Directors thanks Managing Director Neil Swan and the senior management team for sustained good work through difficult times. That work is placing the company in a favourable position to take advantage of expanded opportunities, with the completion of large investments to gain access to superior ore, and to raise company performance more generally. Ross Garnaut Chairman 7 Lihir Gold Annual Report 2004 Chairman’s review

8 Lihir Gold Annual Report 2004 Managing Director’s Overview As predicted in last year’s report, 2004 saw a significant improvement in operational performance resulting from the reliability and capacity improvement work carried out in 2003 and continuing into 2004. Looking forward, we can see the realisation of those benefits as we enter the higher grade ores in Lienetz during the second half of 2005. Gold production is forecast to reach at least 700,000 ozs this year. This will be the first of at least 14 years with average annual gold production of 710,000 ounces. These levels of gold production will combine with other initiatives to lead to a step improvement in the company’s financial performance, which we anticipate will be sustained and improved for many years. Despite the oxygen plant failure in the first quarter, the operational turnaround saw a number of performance records set for the full 2004 year. At the end of the first quarter, we set a stretch target of 600,000 ounces gold production for the year. This target was some 50,000 ounces above the 2003 result and required the following three quarters to deliver consistent reliability and throughput. Full year production of 599,386 ounces and the consistent performance in each of the final three quarters underlined the new level of plant reliability established. In the mining area, additional equipment was commissioned mid-year and saw second half material movement rates reach record levels. More importantly the rates were at the levels needed to move the softer material being experienced in some areas of Lienetz and still access the high grade ore section during 2005. The higher capacity from the larger fleet was supported by improvements in equipment availability, operator skill and productivity levels. Barging of waste material continued to be a constraint and a fifth barge has been ordered. In the plant, the reliability projects announced in last year’s report were completed along with the installation of a new carbon regeneration kiln to improve gold recoveries which had been progressively falling. The installation of the carbon kiln, which was completed late in the year, together with improved operating practices saw gold recovery increase above the target of 90% by year end. Significant progress was also made on the installation of the second thickener and the gold gravity concentration circuit which will be completed in 2005. While these production improvements saw an improved financial performance, increases in costs had a significant negative effect and continue to be of concern. While largely driven by increased mining activity, the stronger Australian and PNG currencies, higher fuel prices and generally increasing commodity prices, these cost increases reemphasise the need for stronger efforts to reduce absolute costs. This will not be easy and a vigorous, planned approach has been established to deliver the needed results. The use of geothermal power is a key component of this programme and the next 30 megawatts of capacity, giving a total of 36 megawatts of installed geothermal capacity, will be commissioned in May. This will deliver cost savings of over US$1.1 million per month on current fuel prices. Approval for further capacity will likely be sought in the near future with commissioning expected mid-2006. Because of the economic and environmental benefits, efforts are continuing to establish whether the steam resources may be employed to completely replace heavy fuel oil generation. Studies into potential gold production increases using a flotation circuit have continued to return positive results and indicate a plant with a 3 million tonne feed capacity would lift gold production by a significant amount for the first 10 years. Because the additional operating costs are low, this would cause a significant reduction in unit operating costs and a consequent improvement in operating margin .. If approved in the second quarter of 2005, the plant is targeted to be operational during the first half of 2007. It was pleasing to see that even without step out drilling, in-ground gold reserves increased with the improved gold price outlook. A reduction in the resource resulted from a reduction in ‘inferred resource’,

Management report the lowest grading of material, largely from rigorous application of the test of ‘reasonable expectation to convert to reserve’. Both the change to resource and reserve emphasise the quality and robustness of the deposits. Our environmental performance progressed with ISO 14001 certification being achieved for our environmental management system and optimism that we will gain approval for the sale of ‘carbon credits’ from the 30 megawatt geothermal power station. In the community area, while progress was made in the Integrated Benefits Package review with community representatives and government, it was disappointing that full resolution was not achieved by year end. The move to facilitation by an independent chairman helped resolve a number of complex issues and it is necessary to build on this progress to finalise the outstanding items in this key agreement. There is ongoing work to be done to complement that already completed in creating the company’s new operating platform. However, that platform, accessing the higher grade Lienetz ores from mid-2005 with the resultant improved forward gold production profile, the larger scale of geothermal power generation and the potential of expanded production has opened a new era for the company and set a sound base for further development and increased shareholder value. Neil Swan Managing Director Financials Profit Lihir Gold recorded a profit of $329.2 million for 2004 which represented a significant increase over the $34.8 million reported for 2003. The 2004 profit included adjustments totalling $285.4 million comprised of asset impairment reversals in respect of mine properties ($205.7 million) and economic grade stockpiles ($65.0 million), together with recognition of net deferred tax assets ($14.7 million). These adjustments were generated by higher long term gold expectations and improvements to the company’s long term mine plans and completes the reversal of asset impairments previously recognised and charged to profit. Asset values have now been reinstated at their original cost net of depreciation, and the company’s carried forward tax assets and liabilities are now reflected at full value. Excluding these adjustments, the 2004 profit was $43.8 million. This “normalised” result includes the transfer to inventory as an asset of $25.2 million of cost incurred during the year to further build the economic grade stockpile. The comparable 2003 profit was $20.8 million. In 2003, the $17.1 million associated with building the economic grade stockpile during that year was not transferred to inventory as an asset and an underlying profit of $3.7 million was reported. The $23.0 million increase in 2004 normalised profit was driven by higher revenue ($20.2 million) and net interest income ($3.9 million), offset by a small increase in net operating costs ($1.1 million) after cost transfers to inventory and deferred mining cost assets. Revenue Revenue totalled $234.7 million, an increase of 9% or $20.2 million over 2003. Included in this 2004 amount was gross revenue of gold sales at prevailing spot prices of $245.4 million, charges against revenue relating to hedge book commitments, both delivered and rolled out to later years, of $23.9 million and realised gains from gold lease rate swaps of $13.2 million. Gross revenue benefited from increased gold sales and higher average spot prices, resulting in a $34.0 million increase compared with 2003. Conversely, charges associated with hedge book commitments were $12.3 million higher due to increased spot prices. Revenue derived from gold swaps continued to generate gains as a result of sustained low gold lease rates, but these gains of $13.2 million in 2004 were $1.5 million lower than those generated in 2003. From a cash pe rspective, the full effect of hedge book deliveries due in 2004 was partly mitigated by rolling 158,206 ounces into later years. A total of 84,714 ounces were delivered into hedge contracts at an average cash price of $335 per ounce with the balance of sales, (525,727 ounces including 10,530 ounces received from swaps) realising an average spot price of $409 per ounce. The average cash price realised for the 610,241 ounces sold by the company in 2004 was $399 per ounce. Looking forward to 2005, gross revenue is expected to increase in line with the higher production forecast of at least 700,000 ounces and the forecast sustained gold price in excess of $420 per ounce. Hedge book scheduled deliveries of 460,210 ounces at an average strike price of $331 per ounce are, based on forecast spot prices, expected to reduce revenue by approximately $36 million after allowing for fair value movements related to these commitments. The company has determined that no less than 160,000 ounces be delivered into hedge contracts in coming years. Deliveries of this quantum in 2005 would, based on forecast spot prices and production levels, result in an average realised cash price above $400 per ounce. Costs Total operating expenses before adjustments, were $192.3 million. This was a marginal increase over the $191.2 million incurred in 2003. It comprised $226.0 million in gross operating costs, together with $32.9 million in depreciation expense, and was offset by costs of $66.6 million for assets transferred to the balance sheet, primarily as deferred mining costs (or waste deferral) and economic grade stockpiles. 9 Lihir Gold Annual Report 2004

Management report 10 Lihir Gold Annual Report 2004 The composition of this net operating expense varied significantly from 2003 and reflected the drive to access higher grade Lienetz benches in the second half of 2005. During the second and third quarters of 2004, additional mining equipment was commissioned with a resultant 34% increase in annual material movements over those achieved in 2003. This contributed to a 16% ($31.8 million) increase in gross operating costs and 15% ($4.3 million) increase in depreciation expense. These increases were offset by the higher deferred mining costs ($30.6 million) and accelerated additions to the economic grade stockpile ($8.1 million) which were the natural consequence of increased mining activity. Gross mining expenses, before transfers to assets, were $21.7 million (32%) higher than 2003. The increased equipment fleet and the strengthening of the Australian dollar (AUD) by an average 12%, drove much of the increase, together with major equipment refurbishment works which caused maintenance consumables to increase by $8.2 million (61%). Other major cost increases comprised fuel & oil which rose by $5.2 million (55%) due to additional fleet numbers and increased fuel & oil prices, as well as blasting costs which were $4.1 million (47%) higher due to the higher explosive and accessory usage necessary to facilitate higher material movements and the effect of a stronger AUD on the price of these items. Labour costs were $2.7 million (37%) higher in 2004 as a result of increased operator and maintenance staffing requirements and the strengthening of the both the AUD and the Kina. Haul road maintenance costs increased by $0.9 million (16%) in response to additional fleet traffic and efforts to increase truck availability and productivity, particularly by improving tyre wear in preparation for expected tyre shortages. Plant costs increased by $6.2 million, or 18%. This was driven by an increase in plant maintenance cost of $2.4 million reflecting the continued focus on plant reliability. Labour costs increased by $1.9 million, primarily due to the increased use of contract labour associated with maintenance activity, and the weakening US dollar. Reagent costs were $1.3 million (12%) higher, mainly as a result of the strengthening New Zealand dollar (being the currency in which the Company’s lime supply is contracted), and higher throughput. Power generation costs rose by $2.6 million or 10%, due to higher fuel oil prices, partially offset by the full year benefit of the 6 megawatt geothermal power plant commissioned in mid-2003. The increased activity in both mining and plant maintenance also affected the cost profile of key support functions. Freight and stevedoring costs reflected increased container movements, whilst camp costs reflected the increase in accommodation largely associated with the additional mining fleet and the unfavourable exchange rate effect on consumables. These items, combined with the currency driven increases in labour costs and community expenditure, contributed to an overall increase in general administrative expenses of $7.6 million or 17%. Exploration costs fell by $5.2 million (50%) with reduced activity following substantial delineation of the Kapit ore body in 2003. Royalty, refining and management fees fell by $1.1 million, the result of a reduction in the Rio Tinto management fee, partially offset by the higher revenue based royalty payments. In cash terms, the increase in gross cash costs from $175.8 million ($319 per ounce) to $213.8 million ($357 per ounce) is consistent with gross operating cost increases, driven by accelerated mining activity and currency movements. Total cash costs, which takes account of the cash costs of building the assets of deferred mining costs and building stockpile inventory assets, was $270 per ounce. The comparable 2003 total cash cost was $276 per ounce. In 2005, sustained effort will be directed towards containing and reducing absolute cost levels, despite further planned increases in material movements and plant throughput and an expectation that exchange rates are likely to further adversely impact costs in 2005. The commissioning of the 30 megawatt geothermal power plant in May 2005 will greatly assist these efforts with 2005 savings in excess of $7 million expected. There is also an expected reduction of nearly $4 million in mine maintenance costs as the company completed the significant rebuild programme undertaken in 2003 and 2004. All major operating cost areas and contracts are under review as part of the company’s margin enhancement programme. It is expected that net deferred mining costs will continue in 2005 but at a rate lower than 2004 as the bulk of the initial pre- strip of the Lienetz ore body was completed in 2004. The economic grade stockpile will build in 2005 at a rate consistent with or greater than that experienced in 2004 as mining progresses through the lower grade ore in Lienetz to expose the high grade core in the second half on 2005. Capital Capital expenditure in 2004 was $87.7 million, with major outlays being the acquisition of additional mining fleet necessary to accelerate access to higher grade Lienetz ore ($15.4 million) and the continued construction of the 30 megawatt geothermal power plant ($38.5 million). Major plant projects included partial re-bricking of the autoclaves ($2.7 million), a process occurring every five to seven years, an additional high rate grinding thickener ($6.4 million) in anticipation of the high clay ores expected from the Lienetz pit, a carbon regeneration kiln ($2.0 million) to improve gold recoveries and a CCD bypass ($0.9 million), which returned its investment several times over by averting an extended shutdown in December 2004. In excess of $5 million was spent on a range of mine technical projects, most notably geothermal resource investigation, Kapit depressurisation, and the drilling of steam wells. Planned capital expenditure in 2005 is $78 million which includes a further $12 million to complete the 30 megawatt geothermal power plant and an allowance of over $23 million to progress construction of the additional 20 megawatt geothermal plant under consideration. Major mining projects planned for 2005 include de-watering wells necessary to allow mining of deeper Lienetz benches ($5 million), depressurisation and geotechnical projects ($5 million) and construction

MANAGEMENT REPORT

of an additional barge, supplemented by the rebuild of an existing barge ($3 million). Plant projects include continuation of the partial re-bricking of the autoclaves (as in 2004) a gravity gold separation circuit ($5 million) to further improve gold recovery, and capital associated with the continuing feasibility study for the proposed flotation expansion ($2 million). The capital plan also allows for the sealing of some community roads on Lihir island to commence in 2005, meeting a commitment made to the community under the Integrated Benefits Package at the commencement of the project.

Cash and debt

Cash generated by operating activities in 2004 was $30.3 million, an increase of $13.6 million over 2003. This was driven by higher operating receipts ($42.6 million), resulting from additional gold sales (31,294 ounces), and a higher realised cash price ($35 per ounce). Cash payments increased by $33.0 million, consistent with the increase in gross operating costs.

During the year, the company discharged its facility with the European Investment Bank, repaying the $14 million balance of that loan. This reduced the drawn debt level to $19.5 million, being the amount drawn under the company's five year syndicated debt facility. This facility will expire in June 2005 and work is advanced for its renewal. With the repayment of debt of $14 million and capital expenditure of $87.7 million during 2004, cash held at the end of 2004 decreased by $69.1 million to $83.6 million.

Hedging

At 31 December 2004, the company's hedge book commitments totalled 1,924,845 ounces with a mark to market value of negative $232.2 million and was scheduled for delivery as follows:-

	Forward sales		Put options bought		Call options sold	
	Ounces	Committed Price	Ounces	Minimum Price	Ounces	Maximum Price
2005	365,210	$332.41	95,000	$320.39	95,000	$326.71
2006	350,975	$328.77	39,000	$325.26	39,000	$336.74
2007	330,000	$323.76	96,000	$319.17	96,000	$319.08
2008	375,475	$331.96	40,000	$335.00	20,000	$365.00
2009	243,185	$350.76	-	-	-	-
2010	10,000	$327.00	-	-	-	-
Total	**1,674,845**	**$332.47**	**270,000**	**$322.82**	**250,000**	**$328.41**

The company has not entered into any additional hedge commitments since mid-2002 and announced in January 2005 that it would deliver a minimum of 160,000 ounces into hedge commitments in 2005 and subsequent years.

As hedge contracts become due for delivery, the difference between the hedge 'strike' price and the spot price is booked to revenue irrespective of whether the gold is delivered to the hedge provider or gold delivery is rolled out to subsequent years. The expected impact of the hedge book on future profit, based on forecast gold prices as indicated below is:-

	Year	2005	2006	2007	2008
Profit impact of hedge book	US$m	36	36	29	19
Based on assumed gold price of	US$/oz	420	415	390	390

The company utilises gold lease rate swaps to assume an exposure to floating gold lease rates. The swaps entitle the company to receive the a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, with settlement made in gold. The company has swaps in place in respect of approximately 75% of its forward sale commitments.

11 Lihir Gold Annual Report 2004

Management report

Operations

Processing

Processing statistics		2004	2003	2002
Ore milled	000 tonnes	4,091	3,926	3,828
Mill grade	g Au/t	5.11	4.95	5.46
Autoclave operating time	%	86.1	86.0	84.3
Autoclave throughput	tonnes/hour/autoclave	175	170	169
Recovery	%	88.4	88.6	89.6
Gold produced	ounces	599,386	550,772	607,088

Gold production for the year of 599,386 ounces, and particularly the 487,050 ounces poured in the last three quarters from ore with an average grade of 5.11 grams per tonne, is evidence of the work undertaken in recent years to improve the plant's reliability and increase its throughput. Ore milled exceeded 4 million tonnes for the first time, with a 4.2% increase over the previous highest level achieved in 2003. Engineered changes and improvements in operating practices have increased the plant's capacity to 4.3 million tonnes per annum from the 2.8 million tonne design capacity in 1997. Exceptionally hard ores from the lower reaches of the Minifie pit and the failure of the oxygen plant in March were the main factors inhibiting full use of this capacity in 2004.

The ratio of gold production to grade was the best achieved by the company to date and augurs well for the higher-grade years to come, beginning in the second half of 2005.

The three autoclaves providing the pressure oxidation process to release gold from Lihir's sulphide ore operated for a record 86.1% of available operating time in 2004. This result was achieved despite shutdowns for the oxygen plant failure and autoclave lining re-bricking work undertaken, and is a direct result of a number of reliability initiatives implemented from 2002 to 2004. The last major engineering project associated with this programme was the installation in June of a by-pass to the main CCD1 thickener. This by-pass successfully averted a potential six-day shutdown in December. The autoclave lining re-bricking, required every seven years or so, involves shutting down an autoclave at a time for sixteen days. It is being carried out in two phases for each autoclave with the first half successfully completed in 2004 and the second half of the programme to be carried out during 2005. Further improvement in autoclave performance is targeted in 2005, with at least 90% operating time considered achievable. Autoclave throughput rates were also the highest achieved to date, at 175 tonnes per autoclave per operating hour. This efficiency measure is also expected to increase further in 2005.

Annual gold recovery was marginally down on 2003, averaging 88.4% for 2004. However, the rate increased steadily and sustainability throughout the year to reach 90% in the final quarter, with increases in carbon stripping rates and carbon activity, and decreases in levels of slow-leaching free gold in feed ore unable to be captured by the existing circuit. Carbon regeneration capacity was upgraded during the last quarter of the year. The full benefits of this capacity, combined with the intended installation of a gravity gold separation circuit to capture fine free gold, underlies a forecast recovery rate of at least 90% from 2005.

The failure of the main oxygen plant in March had a material effect on the production result for the year and underlying plant performance data. In all, twenty days' production was limited to less than 20% of total capacity, a loss of approximately 25,000 ounces. The failure occurred in a permanently sealed section of the oxygen plant which was neither recommended by the manufacturer to form part of a maintenance programme, nor otherwise foreseeable. Appropriate steps were taken while remedying the problem to check the entire area which is unable to be monitored when in operation. A claim has been made under the company's business interruption insurance cover.

Ore hardness was a limiting factor to plant throughput in 2004. This will continue in the first half of 2004, with most ore still being sourced from Minifie's lower reaches. From mid-2005, this will be replaced by Lienetz ores which will be considerably softer, have higher clay content and increased sulphur grades. Attention has been directed to ensuring that oxygen capacity and oxygen production efficiency are maximised to deal with the increased sulphur. In August, the total capacity of the oxygen plants will be increased from 72 to 74 tonnes per hour through installation of evaporative pre-coolers on the smaller Praxair oxygen plant. A new grinding thickener commissioned in February, and trials of a new flocculant are aimed at providing for the increased clay content.

Maintenance systems and practices continue to receive attention with additional resources put in place in a restructured team during 2004 to fine tune a comprehensive, predictive condition-monitoring programme.

12 Lihir Gold Annual Report 2004

Management report

While much work has been done to ensure that annual total plant shutdowns are as comprehensive and time and cost effective as possible, greater attention continues to be given to increasing the sophistication of routine maintenance systems and practices. In addition, work is being undertaken investigating extended uses of ultrasonics, vibration monitoring and thermography. This approach reflects the response to the problems experienced in 2002 and 2003, and appropriate risk management in light of the company's single operation status.


Lienetz pre-stripping was a main focus for mining activities in 2004.

Mining

Total material movements increased by 34% from 2003, with most related to increased waste movements from Lienetz. In 2004, Lienetz accounted for approximately 35% of stockpiled economic grade ore movements and 90% of total waste movements, as the transition from the neighbouring Minifie pit gained momentum. Less than 10% of high-grade ore processed in 2004 was from Lienetz. High-grade Lienetz ores will materially influence production from mid-2005.

Material movements			2004	2003	2002
Ore:	High grade	000 tonnes	5,036	5,692	4,985
	Grade	g Au/t	5.11	4.53	5.20
	Economic grade	000 tonnes	6,551	5,287	4,305
	Grade	g Au/t	2.23	2.31	2.31
	Total ore	000 tonnes	11,586	10,979	9,290
	Grade	g Au/t	3.52	3.46	3.86
Waste:	Minifie pit	000 tonnes	3,626	9,747	26,482
	Lienetz pit	000 tonnes	31,544	14,196	4,240
		000 tonnes	46,755	34,924	40,013

Total material movements increased steadily throughout the year, aided by additions to the mining fleet, productivity gains, some increases in equipment availabilities and improvements in road and bench conditions.

During the second and third quarters, an additional shovel and five haul trucks were added to the existing fleet of three shovels and twenty four trucks. Softer material discovered on the western side of the Lienetz pit early in the year confirmed the need for this additional equipment, already desirable to allow earlier access to Lienetz high-grade ores in 2005. Material movements are forecast to increase to an average of 54 million tonnes over the next four years, with grades of high grade ore generally in excess of 5.5 grams per tonne.

An additional waste barge is also under construction to facilitate waste disposal. Delivery is expected in May. This will ensure that the company is able to meet increased material movement requirements and to conduct regular maintenance of barges without loss of capacity. Expansion of the Harbourside stockpile storage area in 2005 using available hard rock from the pit, otherwise dumped through the barges, will also alleviate some of the barge constraints experienced in 2004. This operating area will continue to require careful management.

Gains have been made in productivity in 2004 through focused training of operators and supervisors. Shift average shovel productivity has increased from 920 to 1030 banked cubic metres per hour over the year. Labour force experience levels are generally lower than for Australian operations and there remains scope for equivalent increases in 2005 and 2006, driven by continuation of capacity building for supervision levels and the targeted operator training programme instituted early in the year.

13 Lihir Gold Annual Report 2004

Management report A training simulator has been employed since June to select and train mine operators on haul trucks. This involved moderate capital expenditure and is facilitating more comprehensive selection and training for both productivity and safety purposes, while ensuring that mining equipment suffers less risk of damage and is diverted less from dedicated productive use. Maintenance systems and practices in the mine mobile fleet area have been upgraded with additional technical resources to refine equipment shutdown and maintenance planning, and to focus on improvement opportunities. Major refurbishments of four shovels were undertaken to improve reliability and performance of this critical equipment. Two production drills were also refurbished, with one further drill upgrade being completed in early 2005. Major rebuilds are planned for two barges in 2005. Improvement programmes aimed at extending component life and reducing costs are in progress and a comprehensive and sophisticated predictive condition-monitoring programme is being developed in co-operation with major equipment suppliers. Significant improvements of 5% (to a level of 83%) in haul truck availability, and of 20% (to 88%) in barge availability were achieved over the year. Shovel availability was reduced severely by the planned refurbishments. An older, medium size shovel is to be replaced in 2005. Attention continues to be given to improving road and bench conditions. Lihir’s mine is characterised by heavy rainfall events, soft bench materials requiring sheeting, space constraints and a lack of competent material suitable for road construction. Attention to road design, construction and maintenance began to yield results in 2004, with additional work to occur in 2005. Inclined benches have also been introduced along with a higher focus on drainage and surface water control. These improvements are essential to allow further mine productivity gains, as well as cost savings associated with reduced tyre wear and truck maintenance. A number of road bonding agents were trialled. Despite their success elsewhere, they were not effective in Lihir’s particular conditions and have been discontinued. The current boom in mining activity is seeing the appearance of an industry-wide tyre shortage. While shoring up supply, the company has been pro-actively implementing measures to increase tyre life and conserve use, and will commence on-site repairs from early 2005. The higher material movements during 2004 increased demands on drills and blasting. Drill improvement programmes were implemented to meet the additional drill requirements, improve penetration rates, optimise drill bit selection and reduce re-drills. Explosives emulsion production capacity was also increased and blast hole loading processes were improved. Additional initiatives to improve operator skills and reduce costs are planned for 2005. Ground temperatures are increasing as development proceeds in the Lienetz ore body and work is progressing with explosives suppliers for supply of explosives designed for these hotter regions. Mine planning incorporates exacting production, geotechnical, dewatering and de-pressurising requirements for optimisation of mine development. Mine planning software and systems were upgraded and resources have been strengthened. Short term planning was separated from the strategic medium and long term mine planning to ensure the appropriate focus of the teams. Automated and manual geotechnical monitoring was extended and geotechnical design input to pit development ensured risks to pit stability were minimised. Implemented de-watering and de-pressurisation programmes ensured cooling of the ore body at an appropriate rate ahead of mining. Mine planning and scheduling was focused to maximise plant throughput and gold production through blending strategies based on gold and sulphur grades, material characteristics and plant processing p erformance. Development Geothermal power Considerable effort has been directed during the year to materially increasing the company’s geothermal power generation capacity in addition to the 6 megawatt unit commissioned in 2003. Construction of a 30 megawatt plant commenced at the beginning of 2004 and is ongoing, with commissioning anticipated in the second quarter of 2005. At the time of this report, civil works are complete, all major equipment has been delivered to site and the turbines, pumps and generators installed. Most of the 3 kilometres of steam field piping are in place. Tieins with the processing plant are to be undertaken in March during the annual total plant maintenance shutdown. Construction of the cooling tower, installation of steam condensing pipe work and final electrical works, all of which are in progress, represent the major items to be completed before commissioning in May. Despite a range of pressures, particularly steel costs and exchange rate movements, the project is expected to be delivered at US$50 million. With fuel oil costs continuing to rise, the economics of the geothermal plant have ensured its construction has been given high priority. On current prices, the 30megawatt plant will save approximately US$14 million each year in fuel oil costs. Additional financial benefits, which recognise the environmental advantages of the project, are being sought through the ability to trade carbon credits. The required application for accreditation under the international Clean Development Mechanism is currently being reviewed. A decision is expected by June. The company is investigating its ability to further expand geothermal power generation capacity. Geophysical surveys were undertaken in the first half of 2004 which defined the drilling programme commenced in July 2004. Further definition of geothermal steam reserves and detailed engineering planning is expected to be completed for the Board’s consideration in April 2005. Any further capacity would give rise to prorated economic benefits and would likely be commissioned in mid-2006. Capital for the next 20 megawatts of geothermal generation capacity was earmarked, in late 2003. Capacity of over 65 megawatts would be required to shut down the fuel oil power station completely and around 14 Lihir Gold Annual Report 2004

Management report 15 Lihir Gold Annual Report 2004 85 megawatts capacity required to keep the station shut down should the flotation expansion proceed. Flotation expansion The relatively high fixed cost base associated with Lihir’s operations, (resulting primarily from the need to mine in a geo-thermally active, space-constrained area, pressure oxidise sulphide ore to release gold, and the remote location) mandates continued efforts to increase processing capacity. The use of flotation processing, first considered in late 2003, shows promise and the final feasibility study on this option will be completed by April 2005. This form of processing has already been piloted in the operation and is used widely throughout the industry. Advantage is derived from undertaking the flotation process to eliminate waste prior to injection into the autoclaves, increasing production by concentrating the gold content of the ore feed and optimising autoclave capacity. An additional advantage derived from the use of this parallel process is the ability to more readily treat ores with lower sulphur (and gold) content, allowing greater blending flexibility. Studies have indicated that a 3 million tonne per annum flotation plant would significantly increase production over the first ten years of operation. This increase would be available with limited marginal operating cost increments, giving rise to a material reduction in unit operating costs and an economic step change for the operation. Management report Flotation expansion Construction of a 30MW geothermal power plant was prioritised in 2004.

16 Lihir Gold Annual Report 2004 Investigations are continuing with detailed engineering design and cost analysis, detailed mine planning, and metallurgical work to maximise gold recovery from the process. In addition to the float plant itself, some additional crushing, milling, oxygen and stripping capacity would be required. In the absence of sufficient geothermal power capacity, the additional 18 megawatts of power required would be catered for by using existing heavy fuel oil generation capacity. An environmental review is in train, focusing particularly on noise and odour associated with the new plant, in response to the relatively close proximity of local community settlements and prevailing breezes. No additional tailings disposal capacity would be required. If the final feasibility study continues to demonstrate a robust case and the project proceeds from a decision in late April, regulatory permitting, final engineering, financing and preparation work would be undertaken in 2005, with construction largely concentrated in 2006. Commissioning would occur early in 2007. Exploration After increasing reserves in 2003 by 4.4 million ounces (or 27.5%) with the inclusion of the high-grade Kapit deposit, the company scaled back its drilling programme in 2004. The already long life of the reserve and the need to focus on existing operations lay behind the decision to reduce programmes. Future activity will be aimed at further defining known resources and maintaining reserves after depletion within the vicinity of the mine operations, as well as conducting low-level grass roots exploration over other areas of Lihir Island. Existing reserves are sufficient for mining activities to continue until approximately 2021 at current rates, with processing of economic grade stockpiles continuing beyond 2040. A significant proportion of drilling capacity was allocated this year to geotechnical and geothermal support work, including definition of geothermal power capacity, geotechnical work supporting Lienetz pit design, and the early stages of de-pressurising the Kapit ore body. In-fill drilling for the Lienetz deposit was the main focus of exploration activity during the year. 25 holes were drilled adding over 8 kilometres of information to the database. This provided valuable data for detailed mine planning for the next 3 years and increased confidence in the geological model. In-fill drilling will be continued in 2005, targeting final work in the eastern edges of the Lienetz pit, and in-fill drilling to better define the base of the Minifie ore body. The Kapit deposit, while substantially defined, remains open to the north and east. The drilling programme to extend coverage in these directions is scheduled to occur in 2005. In-fill drilling is also planned inside the defined pit to facilitate resource conversion. Exploration drilling along the currently defined eastern flank of the Kapit Link area, between the currently designed Lienetz and Kapit pits, has been deferred until 2006. The aim of this work, when undertaken, is to determine whether sufficient mineralisation is present to justify the development of a larger pit that will include both Lienetz and Kapit deposits in a single pit. A modest drilling programme was commenced in the January 2005 in the Ilkot Creek area where localised gold anomalies have been identified. This area is four kilometres north of the Luise Caldera, within which the existing mine on Lihir Island is located. Further prospectivity exists on the island, and it remains part of the company’s ongoing grass roots exploration programme. Anomalies in the west caldera region near the existing pit were drilled early in the year with no significant gold intercepts encountered. The area has now been sterilised to allow for the potential storage of economic ore stockpiles or topsoil. Final geotechnical work is to be undertaken to define the extent of this storage capaci ty. Exploration expenditure amounted to just over $5 million in 2004, half of the total spent in 2003. Expenditure for 2005 is forecast at just over $6 million, largely driven by the Kapit definition and Minifie in-fill drilling. Mineral resources and ore reserves(1)(2) Total in situ Mineral Resources, including Ore Reserves, are estimated at 40 million ounces contained within 421.8 million tonnes at an average grade of 2.95 grams per tonne. This represents a net decrease of 4.7 million ounces or 10.6% from 2003, with the exclusion of a significant proportion of Inferred Resources outweighing increases in the Measured and Indicated Resource categories. A review undertaken during the year determined there to be no reasonable basis at present for conversion of a portion of Inferred Resource material to reserves. The exclusion of this material has been undertaken in line with the 2004 Australasian Code for reporting Exploration results, Mineral Resources and Ore Reserves Code (JORC). Total in situ Ore Reserves at year-end, net of depletion, are estimated at 21 million ounces of gold contained in 188 million tonnes of ore at an average grade of 3.48 grams per tonne. This represents a net increase of 600,000 ounces or 3% from the 2003 reserve, derived from adoption of a higher long-term gold price assumption (up to US$380 per ounce from $340 per ounce in 2003), and a marginally larger pit design resulting from mine optimisation and strategic planning work undertaken. Potential future reserve increases in the short-term may result from the closure and in-fill drilling to the north and east of Kapit, and drilling of the Kapit Link region. Operating cost improvements and expanded processing capacity are additional sources of potential reserve conversion. The reserve sensitivity to gold price is shown by the fact that a US$20 per ounce change of gold price gives rise to a 4% movement in the reserve amount. These changes only affect lower grade material, demonstrating the robustness of the high-grade component of the reserve. The review work and in-fill drilling undertaken during 2004 have led to increased confidence in the resource estimate which has been prepared in accordance with the 2004 JORC Code. Both internal and external audits have been conducted on completed estimates.

MANAGEMENT REPORT

2004 Mineral resources

	RESOURCE CATEGORY	TONNES (MILLIONS)	AVERAGE GRADE (G/T)	CONTAINED OUNCES (MILLIONS)
Minifie, Lienetz, Borefields, Coastal, and Kapit Deposits	Measured Indicated Inferred	41.0 305.0 75.8	2.70 3.14 2.31	3.6 30.8 5.6
Total resources		**421.8**	**2.95**	**40.0**

Notes:

- Cut-off grade 1.25 grams per tonne (equivalent to US$380 per ounce cut-off grade).
- Inferred resource material falling within the planned mining pit, along with indicated material between the resource cut-off of 1.25 grams per tonne and the reserve cut-off of 1.45 grams per tonne within the mine pit, is not included in stated resources. This identified material accounts for an additional 28.5 million tonnes at 1.8 grams per tonne containing 1.6 million ounces.
- The number of contained ounces does not indicate the ounces that will ultimately be recovered. The ounces ultimately recovered and available for sale will depend on whether, and the degree to which, mineral resources are converted to ore reserves. It is also dependent upon mining and processing efficiency.
- Resources for the period have been depleted by mining. The 2003 resource was 442.5 million tonnes at 3.14 grams per tonne for 44.7 million ounces of gold.

2004 Ore reserves

	RESERVE CATEGORY	TONNES (MILLIONS)	AVERAGE GRADE (G/T)	CONTAINED OUNCES (MILLIONS)
Minifie, Lienetz, and Kapit Deposits	Proved Probable	2.2 147.1	3.42 3.69	0.2 17.5
In-ground reserves (sub total)		149.3	3.69	17.7
Stockpiled ore	Proved	38.7	2.66	3.3
Total reserves		**188.0**	**3.48**	**21.0**

Notes:

- Reserve tonnages have been depleted during 2004 by mining activity. Reserves quoted are at 31 December 2004 and incorporate those within a revised ultimate pit design (finalised in January 2005), based on the 31 December 2004 revised resources model.
- Cut-off grade for the reserve is 1.45 grams per tonne.
- Stockpiled ore totals reflect ore above cut-off currently on stockpiles at 31 December 2004.
- The reserves reflect an assumed life-of-mine gold price of US$380 per ounce. The number of contained ounces does not indicate the ounces that will ultimately be recovered. The company currently estimates an overall recovery of 18.9 million ounces of gold from the 21.0 million contained ounces.
- The 2003 reserve was 163.5 million tonnes of ore at 3.88 grams per tonne for 20.4 million ounces of gold (at a life of mine gold price US$340 oz). The cut-off grade used for the 2003 reserve was 1.70 grams per tonne.

17 Lihir Gold Annual Report 2004

Management report Environment Lihir maintained its record of compliance with all licence and permit conditions established by the Independent State of Papua New Guinea, through its Department of Environment and Conservation. Lihir’s comprehensive Environmental Management and Monitoring Programme (EMMP) covers an extensive range of environmental parameters encompassing atmospheric, marine and terrestrial environments. Results continue to remain well within, and in many cases far below, the conservative impact assessments made when the original Environmental Plan was approved in 1995. Lihir is also able to continue to demonstrate that ocean disposal of geological waste does not pose any significant adverse risk to the marine environment or to the local community. In addition to the routine EMMP activities, Lihir Gold has continued to make improvements to environmental management systems and performance. A key goal for the company in 2004 was to obtain formal recognition of its Environmental Management System (EMS) to a level necessary to Reserve growth (1) The information in this report that relates to mineral resources and ore reserves is extracted from the company’s Resource/Reserve Statement released on 23 Febrary 2005 and available on the company’s web site. (2)The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by Mr R.P Kidd who is a member of the Australian Institute of Geoscientists, and Ms C.E Letton who is a member of the Australian Institute of Mining and Metallurgy. Mr Kidd is employed by Lihir Management Company Limited as Chief Geologist for the company. He has sufficient experience, which is relevant to the style of mineralisation, to the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr Kidd consents to the inclusion in this report of the information in the form and context in which it appears. Ms C.E Letton is employed by Lihir Management Company Limited as Chief Mining Engineer for the company. She has sufficient experience, which is relevant to the style of mineralisation, to the type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Ms Letton consents to the inclusion in this report of the information in the form and context in which it appears. 18 Lihir Gold Annual Report 2004

Management report pass ISO14001 audit criteria. In May 2004, the company achieved this goal, being the first mine in Papua New Guinea to obtain this internationally recognised accreditation. Under the ISO14001 system, the company is required to undergo a surveillance audit of its systems every six months. The first surveillance audit was completed in November 2004, with no non-conformity identified. The adoption of this comprehensive EMS has been firmly incorporated into the working culture of the company and has assisted with improvement in performance, verified by the ongoing reduction of higher risk environmental incidents (see table). Lihir Gold maintained its record of zero critical, category IV, environmental incidents while reducing the number of lower risk category II and III incidents. In all cases, comprehensive remedial action was undertaken and measures installed to prevent future recurrence. Minor risk category I incidents increased slightly in 2004, in response to greater attention on a more universal basis so that all environmental incidents are captured across the entire organisation, including even the smallest workplace spills. Additional environmental research investigations are undertaken outside of the more routine EMMP compliance monitoring work. Lihir takes a risk-based approach to issues, allocating funds and effort on the basis of comprehensive assessment of the risks involved, particularly having regard to the need to maintain the accuracy of data and the credibility of the company’s programmes. To this end, the company has continued developing strategic relationships with nationally and internationally recognised research organisations and non-government organisations (NGOs) to take advantage of leading edge and independent expertise. These relationships are cost-effective due to their collaborative nature and a valuable means of obtaining an open, transparent and independent assessment of company activities. Two successful examples of this approach include collaborations with Australia’s CSIRO Division of Marine Science, and with the Wildlife Conservation Society, a well known and respected NGO based in Goroka, PNG. Ongoing work with CSIRO has been directed towards identifying impacts from both the mine and the growing Lihir community on fish populations. Results from the first three years of detailed research have shown that, while numbers of some species of fish are lower within a small area immediately adjacent to the mine as was expected, numbers for other species have grown within that area. Fish species’ diversity and abundance outside the immediate mine area remained unchanged over the three-year study. This research has also confirmed that the metals levels in fish have not changed from background levels exhibited in the detailed testing undertaken prior to the commencement of mining. The research work with CSIRO and with the local community will also provide a sound basis for managing the Lihir community’s artisinal fishery in a sustainable way into the future. Similarly, our collaborative program with the World Conservation Society relating to wild fowl (megapode) populations is seeking to ensure that populations are sustained on Lihir for future generations. In the same vein, the company has been actively assisting the development of local environmental monitoring expertise to give the community a better understanding of their natural environment and a sound information base by which they themselves may measure the impacts of the mine. Through collaborative arrangements such as this, Lihir Gold has added to the general knowledge of the Lihir Island environment, and to knowledge of the effects of ocean disposal of geological waste. This enables the company to better demonstrate the effectiveness of its environmental management and provides the basis for determining future environmental management priorities. The company has also continued to review and invest where appropriate in new technologies to more efficiently and accurately collect the extensive data required to support its management programs. The installation of a new telemetry system in 2004, allows environmental staff to monitor distant and key monitoring sites, reducing the need for frequent site visits. This technology also provides important input to the company and community safety management systems allowing for flood warning and boat advisory warning systems to be developed in the future. The business has undergone significant change since the original environmental permits were approved 1995 and will continue to 19 Lihir Gold Annual Report 2004 ISO14001 accreditation has strengthened environmental monitoring processes.

Management report

improve with the development work now being undertaken. Coinciding with the recent revisions to PNG's environmental legislation, which have raised the level of PNG's environmental management and protection in line with contemporary international standards, the company has embarked upon a process of updating its original environmental plan to ensure it is in line with the new Environmental Act. The program includes an assessment of the current and proposed activities of the business and the impacts on the physical environment and the community. The Company is working closely with the PNG Government to achieve formal approval for the planned project improvements and transition to the new environmental legislation during 2005.

While the new legislation prescribes the minimum environmental standards applicable to mining operations at Lihir which Lihir Gold has continued to observe comfortably, the company has continued to pursue opportunities to reduce the environmental impacts of its operation beyond these legal requirements. Lihir Gold's successful harvesting of geothermal power will significantly reduce emissions of greenhouse gasses by more than 300,000 tonnes per year, as well as providing a much cheaper and sustainable power source to the company and the community. Coupled with this project development, the Company is working with the PNG Government to have the geothermal power station registered as a clean development mechanism project, with the potential for sale of carbon credits on the international market. In addition to the significant financial and environmental benefits of geothermal power, Lihir Gold completed an energy and greenhouse gas review in 2004, which identified a range of other options for further reducing energy use and greenhouse gas emissions as well as indicating potential savings. These include fuel additives for the mine truck fleet to improve fuel efficiency, engineering and systems changes to key areas of the plant to reduce energy use and the addition of more efficient steam boilers powered by waste oil.

In 2004, the mine closure plan for Lihir was reviewed and updated to reflect ongoing changes to the business, and specifically incorporating social and community aspects of closure. This review has also been used to more accurately accrue sufficient costs for closure since the initial closure plan was developed in 1999. The increased understanding of the maturing project and revised community expectations as the business has developed have indicated that there may be a slight reduction in the closure provisions originally anticipated in 1999.

Environmental incidents	1998	1999	2000	2001	2002	2003	2004
Category IV	0	0	0	0	0	0	0
Category III	1	0	1	4	1	5	1
Category II	3	6	3	3	4	16	10
Category I	14	0	2	2	1	40	51

Note: Category IV – Incidents that have, or potentially have, high environmental impact (e.g uncontrolled tailing spill)

Category III – Incidents with the potential for moderate environmental impact (e.g contained overflow of process plant run-off)

Category II – Incidents with low potential for impact on the environment (e.g contained oil spill)

Category I – Procedural non-compliance with no environmental impact (e.g late submission of a report)

20 Lihir Gold Annual Report 2004

Management report Community Lihir Gold’s business, like all other extractive industries in PNG, is critically linked to success in establishing and maintaining a sound, harmonious and mutually beneficial relationship with the community. Aside from the company’s legal responsibilities to provide compensation and development incorporated within the PNG Mining Act, our relationship with the community is also influenced by several other important considerations, including: - the community provide the company with a social license to operate on Lihir; - local people comprise more than 35% of the company’s employees; - through their trustee company, Mineral Resources Lihir, the community, are a significant shareholder in Lihir Gold; and - Lihirians are the traditional owners of the land on which the company operates. Land is one of the most important aspects of Lihirian life and is intrinsically linked to Lihirians’ sense of identity and central to their culture. Our strategy seeks to recognise and balance these various roles with the interests of non-Lihirian shareholders. The importance necessarily placed on our relationship with the community is recognised by the existence of the board’s Environment and Lihir Impact committee. This committee meets on a quarterly basis to review key programmes and provide strategic direction for Lihir Gold’s community relations, environment and sustainable development activities and our ongoing relationship with the Lihir community. Commensurate with these considerations, the company aims to ensure that community relations programmes and expenditure are directed in ways that: - provide delivery of agreed services and benefits, and of mutually beneficial business and employment opportunities, as efficiently as possible; - assist the community in taking increased ownership and accountability in the planning, implementation and maintenance of agreed community development programmes; - develop programmes in ways consistent with the aims and policies of the PNG Government so that Lihir does not fall out of step with the rest of the country; and - ensure relationships are maintained, and remain contemporary (with due regard to Lihirian custom) in a way that enhances our relationship with our community partners. A key to achieving these aims is the ongoing Integrated Benefits Package (IBP) review with the Lihir community and the three levels of PNG government. The IBP was established in 1995 and documents the community benefits to be provided by the company in exchange for landowner approval for the business to proceed, as well as other undertakings by the governments of PNG and the landowners themselves. It provided that the IBP was to be reviewed every five years. The current review seeks to draw on the successes and challenges experienced since the business commenced operations in 1997, when our relationship with the community was still developing. Since that time, all involved have a clearer picture of the development needs and priorities for the future. The current review seeks to respond to those priorities within a five-year community development plan. Participants to the review include the Lihir Joint Negotiation Committee (a committee representing the Lihir Local Level Government and landowners), Lihir Gold, the New Ireland Provincial Government and several departments of the National Government. The priorities identified include capacity building to enable the community to take appropriate advantage of the opportunities that exist around Lihir Gold’s business, and building on the improved education and health facilities and programmes since the initial IBP. Another important area is assisting with the establishment of a viable and sustainable business culture throughout the island group to address both mine-related services, but also looking to the future beyond mine closure. A local catering company, established to mee t Lihir Gold’s needs, is an example of an initial success with considerable growth in its business in mainland PNG during 2004 and early 2005. At the conclusion of the review, a comprehensive informed consent process will be undertaken through each of Lihir’s 33 villages. While all participants were hopeful of completing this review in 2004, several issues remain outstanding which the company anticipates will be resolved during 2005. Parties to the review process have expended a great deal of effort to ensure mutual objectives of balanced, equitable and sustainable development are addressed. The end-product is expected to be a transparent and balanced strategic development plan for the next five years, with clearly defined accountabilities and commitments. Capacity building for elected local government representatives and for members of its executive is recognised to be a crucial foundation for delivery against the objectives of the IBP. The ability to fully implement this programme in 2004 was hampered by the IBP review not having been finalised. However, progress was made towards developing the framework for when this does occur. At an operational level, Lihir Gold has continued to refine and identify opportunities for improvements in corporate governance, business management, and tendering with local businesses. Efforts in this important area will be increased in 2005 to coincide with the conclusion of the IBP review. In addition, the company’s Yumi Bung Wantaim (YBW) programme (‘Lets work Together’) has also been successful in assisting with capacity building programmes throughout the wider community, including sports, youth and women’s groups. Health and education remain priorities for the wider Lihir community. While both these functions remain the responsibility of government agencies, the company has certain obligations under the original IBP to provide additional support in these important areas as part of its licence 21 Lihir Gold Annual Report 2004

Management report 22 Lihir Gold Annual Report 2004 to operate. The Lihir Resource Centre, a collaborative arrangement involving the National Government, provides opportunities for the community and company staff to have access to distance education programmes, matriculation and bridging courses not available through the Government system on the island. This is a valuable supplement to the employee training and development programmes run by the company. In addition to the Resource Centre, IBP funds and company logistical assistance are directed to supplementing the curricula and infrastructure development in the Government run schools to ensure Lihirian children are provided an opportunity to find employment or advance to higher education. Educating the community is profoundly important to the ongoing viability and improvement of the business. Improved health status of the Lihir community has always been seen as one of the greatest improvements associated with the arrival of Lihir Gold. Pre-mining, the health status of the Lihir community was very low, with the incidence of malaria, filariasis, and maternal and infant mortality very high. Some successes have been achieved in reducing the incidence of these conditions, although they will require ongoing attention. The company is also assisting the community to address emerging health issue, such as diet related diseases with the introduction of non-traditional foods and HIV/AIDS. A multi-stakeholder HIV/AIDS committee was established during 2004 to review the planned voluntary testing and counselling programmes as well as other education programmes to fight the spread of this global pandemic, which represents a considerable threat in Papua New Guinea. The company is working closely with the Lihir community, the government, and agencies such as the Red Cross to ensure that the community is actively involved in preventing further spread of the virus. An issue receiving increasing attention in the community is the number of non-Lihirian PNG nationals migrating to Lihir in search of opportunities not available in other areas of PNG. Dealing with this issue is seen as a key priority for the company and community in 2005. The company’s employment policies are one aspect of the response to this anticipated issue. However, much of the impetus must come from the community itself. Environmental education and awareness is another area of attention with the community. In 2004, a project was devised involving collaboration with the PNG Education Department to strengthen the curricula on Lihir in relation to environmental issues. This is seen as a means of facilitating better comprehension by the community of the reports and results from the company’s environmental monitoring and research programmes. External review of our activities is essential for the company to measure their effectiveness. It is also necessary to ensure that Lihir Gold is able to demonstrate to external audiences that we operate to acceptable social standards in a developing nation such as PNG. Part of this external review includes social and economic impact studies undertaken by experienced, independent social anthropologists. In 2005, we plan to conduct a pilot social review, developed by University of Melbourne and CSIRO. Once formalised, the results of this review are to be placed on the company’s web site. The review will benchmark Lihir Gold’s systems, polices and performance against a range of relevant national, international and corporate social performance criteria. Human resources and safety Employee relations remained sound throughout the year, despite the operating and financial pressures being felt throughout the organisation. Regular and open communications with staff at all levels were, and will continue to be, central to maintaining this stability. Employee numbers increased during 2004 to total 1070 by year-end, up 8% from 2003. This increase largely re lated to personnel brought in to operate the additional mining equipment purchased to increase material movements and facilitate earliest access to the high grade Lienetz ores. These additional staff, together with the contractor personnel involved in the various construction projects being undertaken (including the 30 megawatt geothermal power plant), have strained the company’s existing transport and accommodation infrastructure. A simulator is now used to select and train operators.

Management report 23 Lihir Gold Annual Report 2004 At year end, the company employed 386 local Lihirians representing 36% of the workforce. Efforts are being intensified to increase this proportion in the short and long term by: - requiring all replacement or new unskilled positions to be occupied by Lihirians; - offering all trainee/apprenticeship positions to Lihirians; - enforcing similar employment policies with contractors, thereby increasing the pool of skilled local labour; - reviewing training programmes to target this goal; and - giving continuing attention to education facilities available on Lihir Island. 2011 has been targeted as the year by which all unskilled and tradesmen positions are to be occupied by local people. The requirement, under agreements with the community and PNG Government contained in the IBP, to increase the proportion of Lihirian employment has been actively pursued, however the commercial advantages of reducing the number of fly-in, fly-out staff from other parts of Papua New Guinea and the savings in associated travel and accommodation costs is giving added impetus to the programme. In addition, growth in the mining industry in PNG is likely to mean greater competition for skilled employees. Hence, a greater concentration of local employees will better allow the company to maintain work force stability and avoid labour cost pressures. Of course, flow on benefits accrue to the community by being better-educated, and better-skilled, thereby being better able to continue development after the life of the mine. Occupational health & safety The nature of the work undertaken by most employees, and the physical environment in which they operate, means that allocating attention and resources to improving safety awareness and practices must continue to be of paramount importance. The company continues to refine and reinforce its well-established policies, systems and practices in this area. Despite a considerable influx of new contractor personnel associated with capital development projects, the lost time injury frequency rate remained steady at 0.3 incidents per 200,000 hours worked. All 13 personnel involved in lost time incidents during 2004 have returned to full duties with no long-term disabilities. A detailed and structured continuous improvement programme is in place to maintain the company’s OH&S record above industry norms. Areas being targeted with particular vigour in 2005 include vibration, noise, thermal stress and air quality. Elimination of injuries is always the goal. Lost time injury frequency rates by year

24 Lihir Gold Annual Report 2004
Board of directors Dr Ross Garnaut AO Chairman, Independent Director BA, PhD Chairman and member of the Board since 1995. Professor of Economics in the Research School of Pacific and Asian Studies at the Australian National University, Chairman of Sequoia Capital Management Limited, Chairman of PNG Sustainable Development Program Ltd, and a director of Ok Tedi Mining Ltd. Formerly Chairman of the Bank of Western Australia Ltd and Chairman of the Primary Industry Bank of Australia Ltd. Age 58. Dr Garnaut is a member of the Board’s Audit, Remuneration and Nomination, and Environmental and Lihir Impact committees. Dr Peter Cassidy Independent Director BSc (Eng), PhD, DIC, ARSM, CEng, FAusIMM, FIMM Appointed to the Board in January, 2003. Dr Cassidy has over 34 years experience in the mining industry in Australia, Papua New Guinea, the USA and South East Asia. He was Managing Director and Chief Executive Officer of Goldfields Limited from 1995 until his retirement in 2002, following the merger of Goldfields with Delta Gold Limited to form AurionGold Limited. He continued as a director of AurionGold until completion of its takeover by Placer Dome Limited in January, 2003. Dr Cassidy is also a non-executive director of Oxiana Limited, Zinifex Limited, Sino Gold Limited and Energy Developments Limited. Age 59. Dr Cassidy is a member of the Board’s Audit Committee. Mrs Winifred Kamit Independent Director BA, LLB Appointed to the Board in October, 2004. Mrs Kamit is currently Senior Partner at Gadens Lawyers in Port Moresby, and holds positions as President of the PNG Business Council, Councillor of the Institute of National Affairs and Immediate Past President of the PNG Institute of Directors. She is also a director of New Britain Palm Oil Limited, InterOil Limited and South Pacific Post Limited. Mrs Kamit has held senior positions in the PNG Public Service, including a three-year appointment as Commissioner of the Public Services Commission. Age 52. Mrs Kamit is a member of Lihir Gold’s Environmental and Lihir Impact Committee. Mr John O’Reilly Director MSc, DIC, BSc, ARSM, FIMM Last appointed to the Board in March 2003 as a director nominated by Rio Tinto. Former Chief Executive Officer and director of Lihir Gold Limited and former Managing Director of Lihir Management Company Limited from the company’s formation in 1995 until 1998. Thereafter a director appointed by Rio Tinto between 1998 and November 2002. Currently Head of Technology for the Rio Tinto Group. Mr O’Reilly is also a director of Zar Kuh Mining Company in Iran, and of AuSelect Limited and Lion Selection Group Limited. Age 59. Mr O’Reilly is a member of the Environmental and Lihir Impact, and Remuneration and Nomination committees. Mr Geoff Loudon Independent Director MSc, FAusIMM Appointed a director in 1995 with considerable experience in extractive industries and operating in PNG. Formerly Chief Executive and later Chairman of Niugini Mining Limited, which discovered the Lihir deposit in joint venture with Kennecott Explorations Australia Limited. Currently also Chairman of L & M Mining Limited (NZ and Bolivia) and a director of Sterilox Technologies Inc (USA). Age 62. Mr Loudon is a member of the Board’s Audit Committee. Mr Neil Swan Managing Director and Chief Executive Officer BE (Hons) Appointed Managing Director of Lihir Gold Ltd and Lihir Management Company in October 2002. Formerly Chief Operating Officer of Lihir Gold Ltd, General Manager at Rio Tinto Iron Ore, General Manager Operations at Hamersley Iron, and General Manager Business Improvement at CRA. Age 60.

25 Lihir Gold Annual Report 2004 Corporate governance practices This statement provides an outline of the main corporate governance policies and practices the company had in place during the financial year. In pursuing increasing value for shareholders, the board places considerable importance on high standards of ethical behaviour, governance and accountability. The board is aware of, and has had regard to, developments in Australia and overseas in relation to corporate governance ‘best practice’. The board believes that the company’s corporate governance policies and practices substantively comply with the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations (ASX Recommendations). However, the board also recognises that full adoption of the ASX Recommendations may not be immediately practical, nor provide the best result for the company given its particular circumstances and structure. The company is also subject to and must reconcile governance regimes resulting from its listings in the United States and Papua New Guinea. The board (together with the company’s management) has commenced regular reviews of its corporate policies and practices to ensure that the company maintains and improves its governance standards in a changing environment. Underlying this are values and behaviour aimed at ensuring transparency and fair dealing, and protecting shareholder interests. The company’s website is to be reviewed during 2005 and, amongst other things, a corporate governance section will be established. The corporate governance section will contain the charters and policies that form the heart of the company’s corporate governance practices (as summarised by this statement). Role and responsibilities of the board The board of directors is responsible to shareholders for the overall management of the company’s affairs and the setting of its strategic direction. The company has contracted with Lihir Management Company Limited, a wholly-owned subsidiary of the Rio Tinto Group, to manage the corporate affairs of the company and all aspects of the Lihir operation. The role of the Lihir Management Company, as outlined in the management agreement, is subject to the overriding authority of the board. Lihir Management Company operates under a budget approved by the board and is subject to various monetary limitations and other restrictions on its authority. Certain fundamental powers and functions remain solely with the board of directors and are specifically excluded from the scope of duties of management. In summary, the board is responsible and accountable for: - final approval of corporate strategy and performance objectives, resources and reserves and financial plans; - capital management, including capital raisings, approval and monitoring of significant capital expenditure; - monitoring of financial performance, review and approval of significant financial and other reporting; - assessing the appropriateness and adequacy of, and monitoring compliance with, corporate governance policies and ethical standards; - evaluating the performance of Lihir Management Company under the management agreement and the performance of the senior management team; - determining the company’s risk management policies and reviewing and ratifying its risk management and internal control framework, including insurance, corporate security and prudential limits; - determining the company’s treasury policies, including gold price hedging, foreign currency and interest rate exposure; and - the engagement of auditors to review and report to the board on the company’s financial results and reporting systems, internal controls and compliance with regulatory requirements. In carrying out its duties, the board meets formally over one or two days at least five times per year. Additional meetings are held as required to address spec ific issues. Directors also participate in meetings of various board committees, which assist the full board in examining particular areas of interest. In 2004, the board met eight times and held an additional twelve committee meetings. It is the company’s current practice for directors to hold the majority of board meetings at the site of the company’s operations at Lihir Island, Papua New Guinea. Composition of the board The directors (based on the recommendations of the remuneration and nomination committee) determine the size of the board, in accordance with the company’s constitution which provides for a minimum of five directors and maximum of twelve. The board is presently comprised of six directors. Details of the directors as at the date of this report, including their qualifications and experience, and the term of office held as a director of the company, are set out on page 24. The company’s constitution requires one-third of the directors (or the next lowest whole number) to retire by rotation at each annual general meeting (AGM). The directors to retire at each AGM are those who have been longest in office since their last election. Where directors have served for equal periods, they may agree amongst themselves or determine by lot who will retire. A director must retire in any event at the third AGM since he or she was last elected or re-elected. Retiring directors may offer themselves for re-election. A director appointed as an additional or casual director by the board will hold office until the next AGM when they may be re-elected. The managing director is not subject to retirement by rotation and, along with any director appointed as an additional or casual director, is not to be taken into account in determining the number of directors required to retire by rotation. Corporate governance statement

26 Lihir Gold Annual Report 2004 Director independence Four of the company’s six directors (including the chairman) are considered by the board to be independent. Those directors are Dr Garnaut, Dr Cassidy, Mr Loudon and Mrs Kamit. In assessing independence, the board has regard to whether a director has any business interests or other relationship that could materially interfere with the exercise of their independent judgement and ability to act in the best interests of the company and its shareholders. The board also makes the assessment having regard to the ASX Recommendations and the guidelines applicable by virtue of the company’s listing with the NASDAQ National Market in the United States. Other than Sir Anthony Siaguru, no independent director on the board during the year provided, or was associated with any entity or group which provided professional, consulting or other services, or was involved in the provision of any goods to the company. Until April 2004, Sir Anthony Siaguru was a consultant to Blake Dawson Waldron, which firm provided professional legal services to the company. The board determined that as Sir Anthony was not a partner or principal of that firm, was not involved in the services provided by it to the company nor participated in the fees derived from the provision of those services, his independence was not compromised by reason of that association. Having regard to these factors, the directors are of the view that Messrs Swan (who is the company’s Managing Director) and O’Reilly are the only directors who are not considered independent, by virtue of their position as officers of Lihir Management Company and employees of the Rio Tinto Group. The board is of the opinion that the executive role of Mr O’Reilly adds value to Lihir Gold as a result of his considerable experience with the company’s business and in the industry generally. Two of the company’s independent directors, Dr Garnaut and Mr Loudon, have been members of the board since the company’s formation in 1995. The company considers their experience to be of particular value in the circumstances of Lihir and Papua New Guinea, and does not consider the length of their service on the board to be a negative factor affecting the ability of those directors to act in the company’s best interests. In order to ensure that any “interests” of a director in a particular matter to be considered by the board are known by each director, each director has contracted with the company to require directors to disclose any relationships, duties or interests held that may give rise to a potential conflict. This disclosure extends to the interests of family companies and spouses. Some of the directors are involved with other companies or professional firms which may potentially have dealings with the company. Details of any such dealings are disclosed in the Director’s Report. Directors are required to adhere strictly to constraints on their participation and voting in relation to any matters in which they may have an interest. Independent professional advice Directors are able to access members of the management team at any time to request relevant information. It is board policy that directors may seek independent advice at the company’s expense, provided that the chairman is notified in advance. Directors must ensure that the costs of the advice are reasonable and will generally obtain the advice with the assistance of the company secretary. Board committees To assist the board in fulfiling its responsibilities, the board has established three standing committees to consider certain issues and functions in greater detail. The standing committees are: - Audit; - Remuneration & Nomination; and - Environmental & Lihir Impact. The chairman of each committee reports on any matters of substance at the next full board meeting. Committees provide recommen dations to the board. Other committees may be established from time to time. Audit committee The company has had an audit committee since 1995. Members of the audit committee at the date of this report are: Dr Ross Garnaut — committee chairman Dr Peter Cassidy Mr Geoff Loudon All three members of the committee are independent, non-executive directors. Details of their qualifications are set out on page 24. Details of meetings held and attendance by members at committee meetings are set out in the Directors’ Report. The managing director attends committee meetings in an advisory role at the committee’s invitation. In a departure from the ASX Recommendations, Dr Garnaut is also chairman of the board. He is considered by directors to currently be the most suitable person to undertake this role, having regard to his skills, expertise and knowledge of the company’s financial affairs. The function of the audit committee is to assist the board in fulfiling its responsibilities associated with the preparation and independent audit of the company’s accounts, its external financial reporting, its internal control structure, risk management systems and audit function, primarily by: - determining the appropriateness of accounting principles and disclosure practices adopted by management and monitoring compliance with applicable accounting standards and other requirements; 27 Lihir Gold Annual Report 2004

Corporate governance statement - overseeing the preparation and audit of, and verifying and ensuring the integrity of, the company’s financial statements and reports; - the appointment, compensation, retention and oversight of the company’s external auditor or any other public accounting firm engaged for the purpose of performing audit, review or attestation services for the company; - reviewing and evaluating the independence, qualifications and performance of the external auditor and managing the relationship between the company and its external auditor; - monitoring the adequacy of the company’s internal financial controls, risk management, and compliance systems and processes; - overseeing the retention, tasking and resourcing of the company’s internal auditors, monitoring their progress and evaluating their performance; and - reviewing the financial management of the company generally and undertaking such other tasks as the board or the managing director may request from time to time. The audit committee operates in accordance with a charter formalised in January 2005. Auditor independence The charter adopted by the audit committee confirms its direct responsibility for the appointment, compensation, retention and oversight of the company’s external auditors. In order to ensure the independence of the external auditor, the audit committee: - requires that no person may play a significant role in managing the audit for more than five out of any seven successive years; - must approve all non audit work which may be undertaken by the external auditor and exclude them from undertaking such work where it may give rise to a conflict of interest; and - receives periodic statements, at least annually, from the auditors outlining all work undertaken for the Lihir Gold group, and confirming that the auditor has satisfied all professional regulations relating to auditor independence. Risk oversight and management The board, through the audit committee, is responsible for ensuring that there are adequate policies in place in relation to risk management, compliance and internal control systems. The company’s policies are designed to ensure that strategic, operational, legal, reputation and financial risks are identified, assessed and managed to facilitate achievement of the company’s business objectives. The audit committee charter defines that committee’s responsibilities in relation to risk management and includes specific and detailed reference to management of the internal audit function. The company’s internal audit function, which is carried out by KPMG under the supervision of the audit committee, performs regular reviews on significant areas of risk within the company’s operations to ensure that internal control plan work is adequate and effective. The internal audit plan is approved by the audit committee at least annually and reviewed regularly. The internal auditor submits regular reports to the chief financial officer, to the audit committee and, where appropriate, to the board. Internal control systems and practices are being comprehensively reviewed to ensure compliance with US Sarbanes-Oxley Act requirements the company must comply with from 2006 onwards. Management assurances The board receives management reports on a monthly basis about the company’s financial condition and operational results. In addition, in accordance with best practice guidelines, the managing director and chief financial officer are periodically required to provide formal statements to the board that in all material respects, the company’s financial statements present a true and fair view of the company’s financial condition and operational results and are in accordance with relevant accounting standards. Certification is also required that the company’s financial reports are founded on a sound system of risk management and internal comp liance and control which implements the policies adopted by the board and that the company’s risk management and the internal compliance and control system is operating efficiently and effectively in all material respects. Remuneration and nomination committee The board has had a remuneration committee since 1995. The committee’s mandate was widened in 1997 to become a remuneration and nomination committee. Members of the committee at the date of this report are: Dr Ross Garnaut — committee chairman Mr John O’Reilly Sir Anthony Siaguru was also a member of the committee until his death in April. The chairman of this committee is an independent, non-executive director. Dr Garnaut is also chairman of the board, which is in accordance with the ASX Guidelines. In a departure from the ASX Recommendations, the committee currently consists of less than three members. Membership of the committee consists of those directors not interested in the remuneration of non-executive directors and reflects the small size of the company’s board. Dr Garnaut’s remuneration is established by other board members and subject to contractual arrangements referred to more specifically in the Directors’ Report. Mr O’Reilly is appointed to the board by the Rio Tinto Group and does not receive fees from Lihir Gold.

Corporate governance statement 28 Lihir Gold Annual Report 2004 Under the charter established in 1997, the committee is responsible for: - Reviewing remuneration of non-executive directors; - Reviewing policies for the reimbursement of directors’ expenses; - Establishing criteria for membership of the board and its committees; - Reviewing membership of the board and its committees; - Nominating members of the board and its committees; and - Formulating policies relating to the appointment and retirement of non-executive directors. A review of the committee charter has been commenced and the updated charter, or a summary of it, will be made available on the company’s website during 2005 as part of the review of the website. The committee reports and recommends to the board on the above issues, with final determinations made by the board. Information on directors’ and executives’ remuneration is set out in the Directors’ Report and in note 16 to the financial statements. Performance review of board Each year the board receives reports from management detailing interactions with, and the expressed views of, the company’s shareholders. In recent years, the board has undertaken informal reviews of its processes and performance and of the performance of the independent directors. A more formal process and criteria for evaluation of the board, its committees and its members is to be discussed in 2005. Appointment of directors Nominations of new directors, recommended by the remuneration and nomination committee, are considered by the full board. The remuneration and nomination committee employs external consultants to access a wide base of potential directors, considering their range of skills and experience required in light of the: - current composition of the board; - need for independence; - strategic direction and progress of the company; and - nature of the company’s business. The board assesses nominated directors against a range of criteria including experience, professional expertise, personal qualities, potential conflicts of interest and their capacity to commit themselves to the board’s activities. Environmental and lihir impact committee The board established this committee in 1995. Members of the committee at the date of this report are: Dr Ross Garnaut — committee chairman Mr John O’Reilly Mrs Winifred Kamit This committee meets quarterly and monitors environmental, social and community issues and impacts of the company’s operations on Lihir Island. Reviews are undertaken on the effectiveness of management’s policies and practices relating to: - the interaction between the company’s activities and the local community, and the ways in which these activities contribute to social and economic development; - policies and practices followed in dealings with the local community in relation to land; - maintaining and improving community health; and - the impact and associated risks of the company’s activities on the natural marine, atmospheric and terrestrial environment, together with monitoring compliance with the applicable regulatory regime. The committee’s focus is on the quality, effectiveness and transparency of these management processes. It also reviews specific issues of significance from time to time. Ethical standards and code of conduct The board and the company’s employees are expected to maintain the highest level of corporate ethics and personal behaviour. Standards setting out the company’s code of conduct are set out in detailed policies and certain aspects are elevated to form part of employee’s contracts of employment. The values underpinning all company policies and procedures are: - commitment to a work environment where the health, safety and well-being of employees, contractors, visitors and other parties affected by the company’s operations are paramount. - complianc e with all laws, regulations and other requirements relating to all aspects of business and personal conduct within PNG and the countries with which the company interacts. - integrity, transparency and respect in all interactions (whether internal or with groups outside the company) including with Lihirian and other representative groups in relation to issues important to the community. - excellence in the management of environmental responsibilities to

Corporate governance statement 29 Lihir Gold Annual Report 2004 ensure minimisation of any adverse effects on the environment or impact on the local community. - adoption of the highest standards of business administration, accountability and corporate governance, including the ethical use of all company resources, funds, equipment, information and time. - fairness, within the framework of commitments to local community groups, to potential and existing employees in all areas of recruitment, training and administration of employee benefits. - initiative and personal commitment by all employees, contractors and agents working on behalf of the company, to the highest standards of work performance and the effective achievement of company objectives. - accountability and willingness to take responsibility. The code of conduct, associated guidelines and detailed policies and procedures are made available to all personnel on joining the company. Breaches of the company’s policies or values may be reported using the company’s whistleblower programme. The whistleblower programme is administered by a specialist service provider and, if requested, guarantees confidentiality of identity of persons who make contact. A report is provided to the audit committee of all contacts made between meetings. Matters of significance are required to be reported to the chairman of the audit committee as soon as they are raised. Share trading policy Detailed rules are in place for directors, officers and designated employees regulating their ability to deal in the company’s securities. In addition to general prohibitions on trading when in possession of “inside information”, trading is limited to certain clearly defined periods. Trading by directors is restricted to thirty day periods following release of the company’s quarterly and financial results. Trading by designated employees may not take place during the two month periods preceding announcement of the company’s financial results and one month periods preceding announcement of its quarterly results. Trading is also subject to a formal clearance procedure and to prohibitions against engaging in shortterm trading in, or dealing in options over, the company’s securities. Breaches of this policy would lead to dismissal. Details of directors’ shareholdings are disclosed in the Directors’ Report. Communication with shareholders and continuous disclosure The company seeks to provide relevant and timely information to its shareholders, and the broader investment community, in association with its continuous disclosure obligations under the ASX Listing Rules. Information is communicated to shareholders through the distribution of the annual report and other communications. All releases are posted on the company’s website immediately after disclosure to the ASX. A detailed disclosure policy and practice has been in place throughout the year governing who may authorise and make disclosures and the method by which the market is to be informed of any price sensitive information. Responsibilities are clearly delineated. The company’s business and management are entirely located on Lihir Island in Papua New Guinea which, combined with the single product and single operation nature of the company’s business, facilitates ready maintenance of continuous disclosure obligations and policies. During 2004, the company secretary was nominated as the person responsible for communications with the Australian Stock Exchange, NASDAQ National Market, and Port Moresby Stock Exchange. This included responsibility in relation to continuous disclosure requirements and overseeing information disclosure to analysts, brokers, shareholders, the media and the public. When analysts are briefed on aspects of the company’s operations, any materials used in the presentation are released to the ASX at the time of the briefing (to the ex tent they have not previously been released) and posted on the company’s website. Annual general meeting (agm) All shareholders are encouraged to attend and participate in the company’s AGM. Shareholders may attend in person or send a proxy as their representative. In addition to the AGM required to be held in Port Moresby, Papua New Guinea, the company holds an information meeting, usually in Sydney, the following day. At the information meeting, Australian shareholders are given an opportunity to listen to presentations from the board and management on the company ‘s financial and operational results, and afforded an opportunity to raise questions or matters of interest. The company’s external auditor is routinely invited to, and attends, the AGM in order to answer questions about the conduct of the audit and the preparation and content of the auditor’s report. Full details of the company’s next AGM are included in the mailing for this annual report. Telecommunication standards in Papua New Guinea currently present an impediment to the employment of a number of new technologies. Nevertheless, the company continues to monitor developments by the share registry industry to facilitate electronic communication with shareholders.

DIRECTORS' REPORT

The directors submit their report and the financial statements for Lihir Gold Limited and the entities controlled by it for the financial year ended 31 December 2004 (referred to as "the year").

Directors

The names of the directors in office at any time during or since the end of the year are:

Dr Ross Garnaut (Chairman)

Sir Anthony Siaguru (Deputy Chairman)

Dr Peter Cassidy

Mrs Winifred Kamit

Mr Geoff Loudon

Mr John O'Reilly

Mr Neil Swan (Managing Director)

Each was a director during the whole of the year, other than Sir Anthony Siaguru who died on 16 April 2004 and Mrs Winifred Kamit who was appointed a director on 20 October 2004.

Details of each current director's qualifications, experience and special responsibilities are set out on page 24. A statement on directors' independence is set out on page 26 in the Governance Statement in this Annual Report.

Attendance at board and committee meetings

Details of attendance by directors at board and board committee meetings held during the year ended 31 December 2004 are outlined in the table below.

DIRECTOR	BOARD MEETINGS		BOARD COMMITTEE		AUDIT COMMITTEE		ENVIRONMENTAL & LIHIR IMPACT COMMITTEE		REMUNERATION & NOMINATION COMMITTEE	
	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended	Eligible to attend	Attended
Ross Garnaut	8	8	3	3	3	3	4	4	2	2
Anthony Siaguru	3[1]	2[1]			1	1	1	0[1]	1	0[1]
Peter Cassidy	8	8	1	1	2	2				
Winifred Kamit	2	2					1	1		
Geoff Loudon	8	7			3	2				
John O'Reilly	8	7					4	4	1	1
Neil Swan	8	8	3	3						

[1] *Sir Anthony Siaguru was unable to attend the meeting in January due to a continuing illness which required extended treatment. He died on 16 April 2004.*

30 Lihir Gold Annual Report 2004

DIRECTORS' REPORT

Directors' interests

The directors have disclosed the following interests in shares in the company pursuant to section 126, and provided general disclosure of companies in which they are to be regarded as interested pursuant to section 118(2), of the Companies Act 1997:

Director	Nature of interest	Companies in which the director is to be regarded as interested	Interest held by director in shares in Lihir Gold
Ross Garnaut	Chairman	Asia Pacific Economics Group Pty Ltd	53,225[1]
	Chairman	PNG Sustainable Development Program Ltd	
	Chairman	Sequoia Capital Management Ltd	
	Director	Ok Tedi Mining Ltd	
	Director	Macculochella Pty Ltd	
Peter Cassidy	Director	Oxiana Ltd	13,225[1]
	Director	Sino Gold Ltd	
	Director	Energy Developments Ltd	
	Director	Zinifex Ltd	
Winifred Kamit	Director	New Britain Palm Oil Limited	2,000
	Director and Secretary	Interoil Limited and subsidiaries	
	Senior Partner	Gadens Lawyers	
	Director and Secretary	Gadens Administration Services Limited	
	Director and Secretary	Kamchild Limited	
	Director and Secretary	Bongoro Enterprises Limited	
	Director	South Pacific Post Limited	
	Director	Post Courier Limited	
	Director	Allied Press Limited	
	Director and Secretary	Bunowen Services Limited	
Geoff Loudon	Chairman	L and M Mining Limited	143,840
	Director	Sterilox Technologies Inc	
	Director	Port Moresby City Mission Ltd	
John O'Reilly	Director	Lihir Management Company Ltd	Nil
	Director	Rio Tinto Technical Services Ltd	
	Director	Lion Selection Group Ltd	
	Director	AuSelect Ltd	
	Director	Zar Kuh Mining Company (Iran)	
	Employee and Officer	Rio Tinto plc and Rio Tinto Ltd	
Neil Swan	Director	Lihir Management Company Ltd	Nil
	Director	Niugini Mining Ltd	
	Employee	Rio Tinto Services Ltd	

[1] *Ross Garnaut and Peter Cassidy each acquired 3,225 shares in Lihir Gold Ltd on 23 January 2004, pursuant to the share purchase plan announced by the company on 12 November 2003.*

31 Lihir Gold Annual Report 2004

directors’ report Sir Anthony Siaguru provided consulting services to Blake Dawson Waldron in Papua New Guinea until his death in April 2004. During 2004, Blake Dawson Waldron provided various legal services to the company for which it was paid fees totalling $96,000. The company obtained services from a number of other legal firms during 2004. Sir Anthony was not involved in the retention of Blake Dawson Waldron, nor in the provision of those services. The services were provided on an arms-length basis on ordinary commercial terms. Mr John O’Reilly is also a director of Rio Tinto Technical Services Ltd and has general management responsibility for its operations. The company has obtained specific technical services from this group during the year where the company considers their knowledge of Lihir Gold’s operations, particular expertise and competitive fees to be of advantage. In April 2004, the company entered into an agreement with Maccullochella Pty Limited following and relating to Dr Garnaut’s re-appointment by directors as chairman of the board. They key terms of the agreement are: - Dr Garnaut was re-appointed as chairman for a three-year period commencing on 1 May 2004, subject to his continuing to hold office as a director and to certain other termination rights set out in the agreement; - Gross fees payable to Dr Garnaut for the 2004 calendar year were to amount to AU$162,025, which amount is to be increased by the percentage change in the Australian Consumer Price Index in the two subsequent years; - No fees or benefits are payable to Dr Garnaut by reason of his retirement or other termination of office; - The company agrees to indemnify Dr Garnaut against any liability incurred in defending any proceedings arising from the performance of his duties and responsibilities in which judgement is given in his favour, he is acquitted, or relief is granted to him under the Companies Act 1997. The indemnity does not apply to the extent it would be inconsistent with the company’s constitution or to the extent the liability is otherwise insured. Directors’ remuneration Total annual remuneration paid to all non-executive directors may not exceed the maximum amount authorised by the company’s shareholders in a general meeting. The amount currently authorised is US$300,000. No change to this amount has been sought since 1996. Remuneration is fixed,rather than variable, and is determined with reference to the level of fees paid to board members of other PNG corporations, Australian corporations of comparable size, the complexity of the company’s operations and the work load requirements of board members. The board’s remuneration and nomination committee has oversight of the fees paid to non-executive directors. External independent remuneration advisers are engaged by the committee to provide advice on appropriate fee levels when these matters are being considered by the committee. As the focus of the board is on the long-term direction and well-being of the company, there is no direct link between non-executive directors’ remuneration and the company’s short-term results. Non-executive directors do not receive any performance related remuneration. Board fees are not payable to John O’Reilly, who is employed and remunerated by Rio Tinto plc. Board fees are also not payable to Neil Swan, since the responsibilities of board membership are considered in determining remuneration provided as part of his normal employment conditions. Details of the fee remuneration received by directors or former directors of the company during 2004 are set out in note 16 to the financial statements. No other benefits are paid or payable to directors. There are no schemes for retirement benefits for non-executive directors and no retirement benefits are payable by the company to any directors. However, in June 2004 the company voluntarily paid AU$22,382.72 to the Wesley Hospital in Queensland, Australia in respect of a proportion of outstanding medical expenses incurred by Sir Anthony Siaguru prior to his death in April.

directors’ report Company secretary Mark Laurie was company secretary throughout the year. Nicholas Lambeth ceased to hold office as company secretary on 17 March 2004. Executive and employee remuneration At present, the company’s senior management team or key executives are usually provided under secondment arrangements from the Rio Tinto group. This assists Lihir Gold to retain experienced mining industry executives to operate in its remote environment. These secondments form part of the contractual arrangement between the company and Lihir Management Company Limited for the management of the company’s corporate and operational affairs, referred to more fully on page 25. These individuals are the key executives who have the opportunity to materially influence the integrity, strategy and operation of the business and its financial performance. The seconded key executive team is comprised of the Managing Director, Neil Swan, the General Manager Operations, Jan Andersen, the General Manager Finance and Commercial, Paul Fulton and the General Manager External Affairs & Sustainable Development, Geoff Day. These executives are remunerated by the company under Rio Tinto’s executive remuneration policy. That policy is based upon the following relevant principles: - to provide total remuneration which is competitive in structure and quantum with comparator organisations; - to achieve clear alignment between total remuneration and delivered personal and business performance, including shareholder value creation; - to tie variable elements of remuneration to the achievement of challenging performance criteria that are consistent with the best interests of the company and shareholders; and - to provide an appropriate balance of fixed and variable remuneration. Senior executives’ remuneration consists of base salary, an “at-risk” cash bonus incentive plan, superannuation and other benefits. Base salary is established by reference to market comparators and reviewed annually by members of the board’s remuneration & nomination committee, taking account of the nature of the role, external market trends, and personal and business performance. The “at-risk” incentive plan provides a cash bonus opportunity and is designed to support overall remuneration policy by: - focusing participants on achieving goals which contribute to sustainable shareholder value, and - providing significant bonus differential based on delivered performance against challenging personal, business, and other targets. Unlike other elements of remuneration of the managing director and other senior executives, the cash bonus is paid by the Rio Tinto Group and not recouped from the company. However, receipt of this “at-risk” remuneration is dependent upon the extent to which the relevant executives and the company meet formally established business goals and returns relating to Lihir Gold’s business. Other remuneration items include superannuation, medical benefits, travel allowances, and children’s education assistance. Housing and a car are also provided on Lihir Island. 33 Lihir Gold Annual Report 2004 directors’ report 34 Lihir Gold Annual Report 2004 Executive officers Base salary Superannuation Incentive(1) Other(2) Total au$ au$ payments payments au$ au$ au$ Neil Swan 503,387 100,839 55,500 14,171 673,897 Managing Director Jan Andersen 326,992 38,360 19,417 22,170 406,939 General Manager Operations Paul Fulton 299,262 59,830 — 11,450 370,542 General Manager Commercial Geoff Day 242,370 32,908 16,769 43,945 335,993 General Manager External Affairs & Sustainable Development (1) Incentive payments are paid by Rio Tinto. Payments relate to the 2003 year. Incentive payments relating to the 2004 year have not yet been determined. (2) Other payments include medical insurance, travel and education allowance. More general details of employee remuneration, in accordance with Companies Act requirements, are set out in note 16 to the financial statements. Indemnification and insurance of directors and officers Under its constitution, the company has, to the extent permitted by law, agreed to indemnify all directors and officers for any: - liability to any person (other than the company or a company related to it) for any act or omission in that person’s capacity as a director or officer; and - costs incurred by that person in settling or defending any claim or proceeding relating to any such liability, not being criminal liability or liability in respect of a breach of the duty to act in good faith and in the best interests of the company. During the year, the company has paid an insurance premium in respect of a contract insuring against liability of directors and officers in accordance with the company’s constitution and the Companies Act 1997. In accordance with commercial practice, the insurance policy prohibits disclosure of the amount of the premium and the nature and amount of the liability covered. Principal activity Exploration for, and mining and processing of, gold at Lihir Island, Papua New Guinea. directors’ report 35 Lihir Gold Annual Report 2004 directors’ report PNG company law On March 27, 1997 the Papua New Guinea Parliament passed the Companies Act 1997 (“the Companies Act”) which has applied to the company since May 15, 1998. The Companies Act is based on the New Zealand Companies Act 1993. The PNG Securities Act 1997 commenced operation on March 2, 1998. The Securities Act governs the offering of securities to the public in PNG and deals with the requirements for a prospectus prepared in connection with the offering of securities. The Securities Act also contains a range of laws regulating the operation of the securities market in PNG including; stock market manipulation laws; false trading and market rigging transactions; false or misleading statements in relation to securities; fraudulently inducing persons to deal in securities; and disseminating information about illegal transactions. The Securities Act contains a prohibition against insider trading. The Securities Act also contains provisions dealing with the disclosure of substantial shareholdings which require the giving of notice where a shareholder has a relevant interest in at least five percent of the shares of a listed company. A substantial shareholder is also required to give notice of changes in his or her relevant interest of one per cent or more in the relevant class of shares. There are also provisions to allow a company to require the disclosure of the beneficial owners of shares in the company. The substantial shareholder provisions and the provisions dealing with the disclosure of beneficial interests have been in effect in relation to the company since September 28, 1998. Dividends No dividends or distributions have been declared or paid to members during the year. Donations No donations were made to any political parties or for political purposes. Mr Geoff Loudon continued to donate his director’s fees to the Port Moresby City Mission. Total donation expenditure amounted to 23,426 PNG kina (US$7,424 at the average exchange Kina US dollar exchange rate during 2004) during the year. Total community spending, including donations, amounted to US$340,000. Events occurring after the reporting date As at the date of this report, directors are not aware of any matter or circumstance that has arisen since the end of the year which has significantly affected or may significantly affect the operations of the company or the results of those operations, which is not already reflected in this report. Signed in accordance with a resolution of the board. Ross Garnaut Neil Swan Chairman Managing Director 4 March 2005

FINANCIAL STATEMENTS income statement Year ended 31 December 2004 GROUP COMPANY US$ 000 US$ 000 Note 2004 2003 2004 2003 Sales revenue 221,465 199,843 221,465 199,843 Gold lease rate fees 4,595 2,599 4,595 2,599 Fair value gains 8,608 12,067 8,608 12,067 Total revenue 6 234,668 214,509 234,668 214,509 Operating expenses Mining expenses (89,687) (68,017) (89,687) (68,017) Exploration expenses (5,306) (10,506) (5,306) (10,506) Processing costs (41,524) (35,326) (41,524) (35,326) Power generation costs (29,237) (26,473) (29,237) (26,473) General and administrative costs (53,103) (45,444) (53,103) (45,444) Refining, royalty and management fees (7,144) (8,322) (7,144) (8,322) Deferred mining costs 37,865 7,163 37,865 7,163 Costs deferred and transferred to inventories 3,557 24,378 3,557 24,378 Impairment reversal: Mine properties and deferred mining costs 205,723 31,061 205,723 31,061 Impairment reversal/(charge): Economic grade stockpile 90,200 (17,079) 90,200 (17,079) Depreciation and amortisation (32,929) (28,631) (32,929) (28,631) Total operating income/(expenses) 6 78,415 (177,196) 78,415 (177,196) Operating profit 313,083 37,313 313,083 37,313 Interest income 3,512 983 3,512 983 Finance costs (2,110) (3,518) (2,110) (3,518) Profit from ordinary activities before taxation 6 314,485 34,778 314,485 34,778 Income tax benefit 15 14,736 — 14,736 - Net profit from ordinary activities after taxation 329,221 34,778 329,221 34,778 Earnings per share 27 - Basic (cents/share) 25.6 3.0 25.6 3.0 - Diluted (cents/share) 25.6 3.0 25.6 3.0 The Income Statement is to be read in conjunction with the notes to the financial statements set out on pages 40 to 66. 36 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

BALANCE SHEET

Year ended 31 December 2004

	Note	GROUP US$ 000		COMPANY US$ 000	
		2004	2003	2004	2003
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	7	83,559	152,630	83,559	152,630
Derivative financial instruments	24	473	9,823	473	9,823
Inventories	9	60,244	57,009	60,244	57,009
Receivables	10	5,105	10,543	5,105	10,543
Prepayments		4,921	680	4,921	680
Deferred mining costs	11	-	2,803	-	2,803
Total current assets		154,302	233,488	154,302	233,488
NON-CURRENT ASSETS					
Derivative financial instruments	24	21,133	11,116	21,133	11,116
Inventories	9	90,200	-	90,200	-
Receivables	10	536	915	536	915
Deferred mining costs	11	66,933	26,265	66,933	26,265
Mine properties	12	738,990	477,095	738,990	477,095
Investment in subsidiary	29	-	-	53,521	53,546
Deferred income tax	15	84,812	-	84,812	-
Total non-current assets		1,002,604	515,391	1,056,125	568,937
Total assets		1,156,906	748,879	1,210,427	802,425
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Derivative financial instruments	24	51,799	31,375	51,799	31,375
Accounts payable	13	29,397	20,893	82,918	74,439
Provisions	14	3,552	4,487	3,552	4,487
Borrowings	22	19,509	3,510	19,509	3,510
Total current liabilities		104,257	60,265	157,778	113,811
NON-CURRENT LIABILITIES					
Derivative financial instruments	24	203,392	188,918	203,392	188,918
Provisions	14	12,034	8,268	12,034	8,268
Borrowings	22	-	30,038	-	30,038
Total non-current liabilities		215,426	227,224	215,426	227,224
Total liabilities		319,683	287,489	373,204	341,035
SHAREHOLDERS' EQUITY					
Share capital	19	1,027,504	1,025,288	1,027,504	1,025,288
Fair value and other reserves	24	(162,153)	(206,548)	(162,153)	(206,548)
Accumulated losses		(28,128)	(357,350)	(28,128)	(357,350)
Total shareholders' equity		837,223	461,390	837,223	461,390
Total liabilities and shareholders' equity		1,156,906	748,879	1,210,427	802,425

The Balance Sheet is to be read in conjunction with the notes to the financial statements set out on pages 40 to 66.

37 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS statement of changes in equity Year ended 31 December 2004 COMPANY AND GROUP Share Fair value Retained Total Capital and other earnings/ reserves (accumulated losses) Note US$ 000 US$ 000 US$ 000 US$ 000 Balance at 1 January 2003 873,822 (69,469) (377,942) 426,411 Profit for the year 6 — - 34,778 34,778 Dividend paid 28 — - (14,185) (14,185) Issue of share capital 19 156,240 — - 156,240 Share issue transaction costs 19 (4,774) — - (4,774) Fair value losses on cash flow hedges 24 — (148,610) — (148,610) Deferred tax on fair value losses on cash flow hedges 15 — - — - Re-classified and reported in income statement 24 — 11,531 — 11,531 Balance at 31 December 2003 1,025,288 (206,548) (357,349) 461,391 Profit for the year 6 — - 329,221 329,221 Issue of share capital 19 2,286 — - 2,286 Share issue transaction costs 19 (70) — - (70) Fair value losses on cash flow hedges 24 — (49,611) — (49,611) Deferred tax on fair value losses on cash flow hedges 24 — 70,076 — 70,076 Re-classified and reported in income statement 24 — 23,930 — 23,930 Balance at 31 December 2004 1,027,504 (162,153) (28,128) 837,223 The Statement of Changes in Equity is to be read in conjunction with the notes to the financial statements set out on pages 40 to 66. 38 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS statement of cash flows Year ended 31 December 2004 GROUP COMPANY US$ 000 US$ 000 Note 2004 2003 2004 2003 cash flows from operating activities Receipts from operating activities 248,391 205,851 248,391 205,851 Payments arising from operating activities (220,225) (187,180) (220,225) (187,180) Interest received 3,512 983 3,512 983 Interest and finance charges paid to third parties (1,327) (2,949) (1,327) (2,949) Income taxes paid — - — - Net cash flows from operating activities 8 30,351 16,705 30,351 16,705 cash flows from financing activities Repayment of term debt (14,039) (7,010) (14,039) (7,010) Proceeds of equity issue 2,286 156,240 2,286 156,240 Share issue transaction costs (70) (4,774) (70) (4,774) Dividend paid — (14,185) — (14,185) Net cash (used in)/from financing activities (11,823) 130,271 (11,823) 130,271 cash flows from investing activities Purchase of property plant and equipment (87,663) (27,065) (87,663) (27,065) Proceeds on disposal of fixed assets 64 199 64 199 Net cash used in investing activities (87,599) (26,866) (87,599) (26,866) Net (decrease)/increase in cash held (69,071) 120,110 (69,071) 120,110 Cash and cash equivalents at beginning of year 152,630 32,520 152,630 32,520 Net (decrease)/increase in cash held (69,071) 120,110 (69,071) 120,110 Cash and cash equivalents at end of year 7 83,559 152,630 83,559 152,630 The Statement of Cash Flows is to be read in conjunction with the notes to the financial statements set out on pages 40 to 66. 39 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS notes to and forming part of the financial statements note 1: statement of significant accounting policies These financial statements are presented in accordance with the Papua New Guinea Companies Act 1997, and comply with applicable financial reporting standards and other mandatory professional reporting requirements approved for use in Papua New Guinea by the Accounting Standards Board (ASB). These financial statements have been prepared in accordance with International Financial Reporting Standards, which have been adopted by the ASB as the applicable financial reporting framework. The financial statements have also been prepared on the basis of historical costs except as disclosed in the accounting policies below. For example, financial instruments are shown at fair value. The accounting policies have been consistently applied, unless otherwise stated. The following is a summary of the significant accounting policies adopted in the preparation of the consolidated financial statements. (i) Consolidation The consolidated financial statements of Lihir Gold Limited (the Company) include the accounts of its subsidiaries. Subsidiary undertakings, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All inter-company transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company. In the separate financial statements of the Company, the Company accounts for investments in subsidiaries at cost less any impairment. (ii) Exploration and evaluation expenditure The Company charges exploration and evaluation costs against profits as incurred. (iii) Development properties A property is classified as a development property when a mine plan has been prepared, proved and probable resources have been established, and the Company has decided to commercially develop the property. Development expenditure is accumulated separately for each area of interest in which economically recoverable mineral reserves have been identified and are reasonably assured. All expenditure incurred prior to the commencement of commercial levels of production from each development property is carried forward to the extent to which recoupment out of revenue to be derived from the sale of production from the relevant development property, or from sale of that property, is reasonably assured. No amortisation is provided in respect of development properties until they are re-classified as “Mine Properties”, following the commencement of commercial production. For the years ended 31 December 2003 and 2004, the Company has had no properties in the development stage. No development expenditure is currently being incurred or capitalised. (iv) Mine properties Mine properties represent the accumulation of all development expenditures incurred by or on behalf of the Company in relation to areas of interest in which mining of a mineral resource has commenced. When future economic benefits are established by further development expenditure in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property. Otherwise such expenditure is classified as part of the cost of production. Amortisation of costs is provided for using the units-of-production method, separate calculations being made for each mineral resource. The unitsof- production basis results in an amortisation charge proportional to the depletion of estimated re coverable gold ounces contained in proved and probable ore reserves. Where a change in estimated recoverable gold ounces contained in proved and probable ore reserves is made, depreciation and amortisation of mine properties is accounted for prospectively in the period of change and future periods. (v) Determination of ore reserves and remaining mine life The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons (as defined in accordance with the Australasian Code for Reporting of Exploration Results Mineral Resources and Ore Reserves as revised December 2004 (the JORC code). Reserves determined in this way are taken into account in the calculation of depreciation, amortisation, impairment and restoration, rehabilitation and environmental expenditure. In estimating the remaining life of the mine for the purpose of amortisation and depreciation calculations, due regard is given not only to the amount of remaining recoverable gold ounces contained in proved and probable ore reserves, but also to limitations which could arise from the potential for changes in technology, demand, product substitution and other issues which are inherently difficult to estimate over a lengthy time frame. 40 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS notes to and forming part of the financial statements (vi) Deferred mining costs The Company’s open pit mining operations make it necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as stripping costs’. During the development of a mine, before production commences, such costs are capitalised as part of the investment in construction of the mine. Removal of waste materials continues during the production stage of the mine. Stripping costs incurred in the production stage of the mine are a development cost incurred to obtain access to proved and probable reserves and are capitalised as an additional investment in the mine. Stripping costs capitalised as part of the Company’s investment in the mine are allocated to mined reserves on the estimated ratio of waste to ore for each pit. Direct expenditure on mining such as stripping, drilling and depreciation costs, are brought to account on a pit basis for each stage of the mine’s development based on the estimated ratio of waste to ore for each pit. During the production stage the actual ratio of waste to ore removed for each pit varies from year to year. In periods where more than the average amount of waste is removed the surplus is transferred to deferred mining costs. It is subsequently expensed during periods where the waste to ore ratio is less than the average. The average amount of waste to be removed is assessed according to the production stage of each pit, and not over the entire life of the mine. Up until 2004, deferred mining costs incurred in relation to the Minifie pit was determined on a phase basis consistent with the characteristics of that pit. From 1 January 2004, the Company changed this basis to deferring mining costs on a pit basis, principally to more accurately reflect the costs of accessing future ore reserves from the Lienetz pit, which is the new pit relating to current mining operations. The impact of this change to the Company’s results at 31 December 2004 is an US$1.6 million increase in deferred mining costs. The current portion of deferred mining costs represents the unamortised costs that are expected to be recouped within 12 months, as mining is completed for each pit. (vii) Capitalisation of financing costs Interest and other financing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation on that asset is determined as the actual borrowing costs incurred on that borrowing during the period. Capitalisation of borrowing costs ceases when all the activities necessary to prepare the qualifying asset for its intended use or sale are substantially complete. Interest earned on the temporary investment of borrowed funds and funds received in connection with the sale of equity securities prior to the expenditure being made is deducted from interest paid on the borrowed funds in arriving at the amounts so capitalised. These are amortised using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves. For the years ended 31 December 2004 and 2003, no interest costs were capitalised. (viii) Mine buildings, plant and equipment Mine buildings, plant and equipment are stated at cost less accumulated depreciation and impairments/(impairment reversals). Repairs and maintenance expenditures are charged against earnings as incurred. Major improvements and replacements that extend the useful life of an asset are capitalised. The cost of each item of buildings, machinery and equipment is depreciated over its expected useful life. For the majority of assets this is accomplished using the units-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Each item’s economic life has due regard to both physical life limitations and to present assessments of economically recoverable reserves of the mine property (where appropriate) and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The total net carrying values of mine buildings, plant and equipment at each mine property are reviewed regularly and, to the extent these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined. (Refer to note 1 (x).) Major spares purchased specifically for particular plant and equipment are included in the cost of the plant and equipment and are depreciated over the expected useful life of the item of plant and equipment. Approximately 90% of all fixed assets are depreciated based on the units-of-production method, using recoverable ounces of gold contained in proved and probable ore reserves as the determinant. The remaining life of the mine is approximately 40 years. Those assets depreciated on a straight line basis are done so predominantly over a life of five years. 41 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS notes to and forming part of the financial statements Fixed asset classification Percentage Percentage depreciated as depreciated units-of-use as straight line Deferred expenditure 100% - Land & buildings 100% - Plant & equipment 85% 15% Average 90% 10% The classification of “Land & Buildings” does not include freehold land as a depreciable asset. The Company does not own any freehold land, and only occupies land by leasehold tenure. All lease costs are expensed as incurred. (ix) Inventories Inventories of ore and metal are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value is the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale. Cost comprises direct material, direct labour and transportation expenditure in bringing such inventories to their existing location and condition, together with an appropriate portion of fixed and variable overhead expenditure and depreciation and amortisation, based on weighted average costs incurred during the period in which such inventories are produced. In accordance with IAS 2 — “Inventories”, non-current ore stockpiles is defined as ore which is not scheduled to be processed in the twelve months after the balance sheet date. The Company believes the processing of these stockpiles will have a future economic benefit to the Company and accordingly values these stockpiles at the lower of cost and net realisable value. Net realisable value is assessed annually based on the product expected to be obtained from the ore at the estimated selling price less costs as calculated for other inventories of ore and metal, less all further costs to completion and all anticipated costs to be incurred prior to its sale. Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, and net realisable value. (x) Impairment of assets In accordance with IAS 36 “Impairment of Assets”, mine properties and other non-current assets (other than stock) are reviewed for impairment losses at each balance date for indication that the carrying amount may not be recoverable. Impairments of assets are recognised whenever the carrying amount of an asset exceeds its recoverable value. In determining recoverable value, reasonable and supportable future cash flow projections of the economic conditions that will exist over the remaining life of each asset are developed. The recoverable amount is measured as the higher of net selling price and value in use. Value in use is calculated by discounting future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In 1999 and 2000, impairment losses of US$340.2 million were recognised (1999: US$223.8 million, 2000: US$116.4 million), as the recoverable amount of the Company’s cash generating unit (consisting of mining properties and deferred mining costs) was less than its carrying amount. The recoverable amount was derived from value in use calculations based on discounted cash flows, a long-term gold price assumption of US$300 (1999: US$325) and a pre-tax real discount rate of 6% (1999: 7%). In 2001, after applying the same principles as in 2000 and using a gold price of US$280 and a pre-tax real discount rate of 6%, no further impairment was required. In 2004, 2003 and 2002, having applied the same principles as in prior years and revisiting critical assumptions, including life of mine and remaining reserves, an impairment reversal of US205.7 million (2003: US$31.1 million; 2002: US$37.9 million) w as credited to the income statement in accordance with IAS36, based on a long-term gold price assumption of US$380 (2003: $US340; 2002: US$305) and a pre-tax real discount rate of 7% (2003 and 2002: 7%). 42 Lihir Gold Annual Report 2004

43 Lihir Gold Annual Report 2004 FINANCIAL STATEMENTS notes to and forming part of the financial statements (xi) Restoration, rehabilitation and environmental expenditure In accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, a provision is raised for anticipated expenditure to be made on restoration and rehabilitation to be undertaken after mine closure. These costs include the costs of dismantling and demolition of infrastructure or de-commissioning, the removal of residual material and the remediation of disturbed areas. The provision is only raised in respect of disturbance incurred up to balance date. The amount of any provision recognised is the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money and those risks specific to the liability, of 6.5% (2003: 6.5%). Although estimates of future costs are reassessed annually, given the prolonged period to mine closure it is possible that estimates of ultimate restoration, rehabilitation and environmental liabilities could change as a result of changes in regulations, the extent of environmental remediation required and the means of reclamation or cost estimates. A corresponding asset, which represents future economic benefits, is raised and subsequently amortised using the units of production method. Site rehabilitation and closure involves the dismantling and demolition of infrastructure not intended for subsequent community use, the removal of residual materials and the remediation of disturbed areas. Community requirements and long-term land use objectives are also taken into account. (xii) Leases Leases of property, plant and equipment where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership are assumed by the Company, are classified as finance leases. Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are amortised over the shorter of their estimated useful lives or the lease term. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Penalties paid for early settlement of leases are expensed. (xiii) Trade receivables Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is evidence that the Company may not be able to collect all amounts due according to the original terms of receivables. (xiv) Borrowings Borrowings are recognised initially as the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. (xv) Accounting for derivative financial instruments and hedging activities The Company uses derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the Company enters into hedging transactions which provide a minimum price to cover non-discretionary operating expense and sustaining capital. The Company maintains the majority of its production un-hedged which allows it to take advantage of increases in the gold price. Derivative financial instruments are initially recognised in the balance sheet at cost and are subsequently re-measured at their fair values. On the date a derivative contract is entered into, the Company designates the contract as a hedge against specific future production. Th e method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. Changes in the fair value of derivatives that are designated against future production, qualify as cash flow hedges and are deemed highly effective, are recognised in equity. Amounts deferred in equity are transferred to the income statement and classified as revenue in the same periods during which the hedged gold sales affect the income statement. Certain derivative instruments do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognised immediately in the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted production is ultimately recognised in the income statement. However, if the committed or forecasted production is no longer expected to occur, the cumulative gain or loss reported in equity is immediately transferred to the income statement. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecast gold sales. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In assessing the fair value of non-traded derivatives and other financial instruments, the Company obtains a valuation from an independent external party.

44 Lihir Gold Annual Report 2004 FINANCIAL STATEMENTS notes to and forming part of the financial statements (xvi) Share capital Ordinary shares are classified as equity. Incremental external costs directly attributable to the issue of new shares, other than in connection with a business combination, are shown in equity as a deduction, net of tax, from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition. Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity. (xvii) Revenue recognition Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and: (a) the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Company; (b) the quantity and quality (grade) of the product can be determined with reasonable accuracy; (c) the product has been dispatched to the customer and is no longer under the physical control of the Company (or property in the product has earlier passed to the customer); (d) the selling price can be measured reliably; (e) it is probable that the economic benefits associated with the transaction will flow to the Company; and (f ) the costs incurred or to be incurred in respect of the transaction can be measured reliably. Sales revenue represents the gross proceeds receivable from the customer. (xviii) Interest income Interest income is recognised on a time proportion basis using the effective interest rate method. (xix) Cash and cash equivalents For the purpose of the statement of cash flows and balance sheet, cash includes: (a) cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and (b) investments in money market instruments with less than 90 days to maturity from the date of acquisition. (xx) Employee benefits The amounts expected to be paid to employees for their pro-rata entitlement to annual and sick leave are accrued annually at current pay rates having regard to period of service and statutory obligations. Long-service leave entitlements are determined in accordance with the requirements for other long-term employee benefits. The Company contributes to a defined contribution plan for its employees. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. For defined contribution plans, the Company pays contributions to a privately administered pension plan on a mandatory basis. Once the contributions have been paid, the Company has no further payment obligations. The regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs. (xxi) Provisions Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. (xxii) Dividends Dividends are recorded in the Company’s financial statements in the period in which they are approved by the Company’s directors. (xxiii) Income tax Tax effect accounting procedures are followed using the liability me thod for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Income tax on temporary differences is set aside to the deferred tax liability and deferred tax asset accounts at current enacted tax rates. Deferred tax assets relating to deductible temporary differences and tax losses are only carried forward as an asset to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

45 Lihir Gold Annual Report 2004 FINANCIAL STATEMENTS notes to and forming part of the financial statements (xxiv) Foreign currency translation As the Company’s revenue is denominated in US dollars and the majority of its fixed asset purchases and costs are in US dollars or currencies related to US dollars, the Company’s directors have adopted the US dollar as the Company’s measurement and reporting currency. Foreign currency transactions (other than US dollars) are initially translated into US currency at the rate of exchange at the date of the transaction. At the date of the balance sheet, amounts payable and receivable in foreign currencies are translated to US dollars at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year. (xxv) Comparative figures Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year. (xxvi) Rounding of amounts The financial statements have been rounded to the nearest thousand dollars. (xxvii) Significant risks and uncertainties The Lihir operation is subject to the provisions of the PNG Mining Act 1992 which governs the granting of mining rights and the conditions upon which those rights may be terminated. In particular, the Company is party to a mining development contract, dated 17 March 1995 (the “Mining Development Contract”) with the PNG Government, which sets forth the terms upon which the Company may exercise its rights under the Special Mining Lease which governs the Lihir operation. Under certain limited circumstances, the PNG Government may terminate the Mining Development Contract and therefore, the Special Mining Lease. Any such termination would prohibit the continued operation of the Lihir operation. (xxviii) Critical accounting estimates and judgements The preparation of financial statements in accordance with International Financial Reporting Standards requires management to make estimates and assumptions concerning the future that affect the amounts reported in the financial statements and accompanying notes. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year relate to the recoverability of long-lived assets and non-current ore stockpiles, the provision for restoration and rehabilitation obligations and the recoverability of deferred tax assets. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes the assumptions that they have adopted are reasonable and supportable. Key estimates and assumptions made in the preparation of these financial statements are described below: (a) Recoverability of long-lived assets As set out in note 1(x), certain assumptions are required to be made in order to assess the recoverability of long-lived assets. Key assumptions include the future price of gold, future cash flows, an estimated discount rate and estimates of ore reserves. A 10% increase or decrease to the long-term gold price used of US$380 will not have any effect on the carrying value of long-lived assets. An increase in the discount rate to 8% would also not have any effect on the carrying value of long-lived assets. In addition, cash flows are projected over the life of mine, which is based on proved and probable ore reserves. Estimates of ore reserves in themselves are dependent on various assumptions, in addition to those described above, including gold cutoff grades. Changes in these estimates could materially impact on ore reserves, and could therefore affect estimates of future cash flows used in the assessment of recoverable amount, estimates of the life of mine and depreciation and amortisation. (b) Recoverability of non-current ore stockpiles As set out in note 1(ix) and note 9, certain assumptions are required to be made in order to assess the recoverability of non-current ore stockpiles. Key assumptions include the estimated recoverable ounces of gold available for future processing, estimated selling price of gold, future costs of completion and selling costs. A 10% increase or decrease to the spot price of gold, or to the future cost to complete, will not have any effect on the carrying value of non-current ore stockpiles. (c) Provision for restoration and rehabilitation obligations As set out in note 1(xi) and note 14, certain assumptions are required to be made in determining the amount the Company is expected to incur to settle its obligations in relation to restoration and rehabilitation of the mine site. Key assumptions include the amount and timing of future cash flow estimates. A 10% increase to cost assumptions will result in a US$0.8m increase in the liability and in the carrying value of assets. An increase in the discount rate to 7.5% will result in a US$1.7m decrease in the liability and in the carrying value of assets. (d) Recoverability of deferred tax assets See note 1(xxiii) and note 15 for key assumptions. As noted above, judgements are made in designing and applying the Company’s accounting policies, including the above policies and the policy for deferred mining costs, described in note 1 (vi). Other than these items and the disclosures made elsewhere in these financial statements, there were no other items of critical judgement that warrant separate disclosure.

46 Lihir Gold Annual Report 2004 FINANCIAL STATEMENTS notes to and forming part of the financial statements note 2: changes in accounting policies and new accounting standards The International Accounting Standards Board (“IASB”) released a number of revisions to International Financial Reporting Standards in 2003 for application beginning on or after 1 January 2005, as well as the release of a number of new International Financial Reporting Standards. None of these standards will have any material impact on the Company’s accounting policies when they become effective. From the Company’s perspective, the only relevant standard is IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’ which applies to financial periods beginning on or after 1 January 2006. This standard permits the capitalisation of exploration and evaluation costs under certain circumstances, which differs from the Company’s policy of expensing such costs as incurred. No change in the Company’s accounting policy is required at this time. note 3: special mining lease The Special Mining Lease was issued on 17 March 1995 and has a term of 40 years. Under the Mining Act it may be renewed for subsequent 20- year periods at the discretion of the PNG Government. note 4: requirements regarding cash reserves The Papua New Guinea Central Bank regulations (Foreign Exchange and Gold) generally require PNG companies to hold all cash reserves in Kina. Prior approval of the Bank of Papua New Guinea is required to convert funds from Kina into other currencies. Under the Mining Development Contract, however, the Company has permission to retain funds in foreign currencies to meet its obligations. note 5: dividend restrictions The Syndicated Finance Facility signed on 22 November 2000 permits the payment of dividends and other distributions only if certain conditions are met. Lihir may generally at any time prior to the next calculation date (30 June and 31 December each year as defined in the facility agreement) withdraw all or part of any excess over a specified minimum cash balance in an off shore account for its own purposes (including any distribution or payment into an unsecured distribution account) subject to a debt service cover ratio of not less than 1.25:1 and a life of mine cover ratio of not less than 2.50:1. The most recent debt service cover ratio and life-of-mine cover ratio agreed with ABN Amro Ltd under the terms of the agreement were 4.4:1 (2003: 91.6:1) and 53.5:1 (2003: 40.4:1) respectively.

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 6: OPERATING PROFIT

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Operating profit before taxation has been determined after crediting/(charging):				
SALES AND OTHER REVENUE				
Gold sales at spot	245,397	211,374	245,397	211,374
Realisation of hedging instruments	(6,764)	(2,956)	(6,764)	(2,956)
Gold lease rate fees	4,595	2,599	4,595	2,599
Fair value gains	8,608	12,067	8,608	12,067
Realisation of deferred hedging income	661	220	661	220
Realisation of deferred hedging costs	(17,829)	(8,795)	(17,829)	(8,795)
	234,668	**214,509**	**234,668**	**214,509**
REFINING, ROYALTY AND MANAGEMENT FEES				
Refining costs	(780)	(670)	(780)	(670)
Royalties on sales	(4,864)	(4,204)	(4,864)	(4,204)
Management fees	(1,500)	(3,449)	(1,500)	(3,449)
	(7,144)	(8,323)	(7,144)	(8,323)
OTHER OPERATING EXPENSES				
Operating consumables	(103,542)	(81,745)	(103,542)	(81,745)
Contracted services	(43,729)	(44,152)	(43,729)	(44,152)
Staff costs	(27,561)	(21,528)	(27,561)	(21,528)
Mining levy	(8,461)	(5,952)	(8,461)	(5,952)
Insurance	(5,221)	(5,108)	(5,221)	(5,108)
Air travel	(4,419)	(3,920)	(4,419)	(3,920)
Operating lease rentals	(2,015)	(1,753)	(2,015)	(1,753)
Consultants	(3,883)	(4,210)	(3,883)	(4,210)
Donations and community assistance	(340)	(139)	(340)	(139)
Net foreign exchange (losses)/gains	(5,900)	(4,130)	(5,900)	(4,130)
Provisions for stores stock obsolescence	(963)	(780)	(963)	(780)
Provision for doubtful debts	(389)	(490)	(389)	(490)
Deferred mining costs	37,865	7,163	37,865	7,163
Costs deferred and transferred to inventories	3,557	24,378	3,557	24,378
Impairment reversal: Mine properties and deferred mining costs	205,723	31,061	205,723	31,061
Impairment reversal/(charge): Economic grade stockpile	90,200	(17,079)	90,200	(17,079)
Other costs	(12,434)	(11,858)	(12,434)	11,858)
	118,488	**(140,242)**	**118,488**	**(140,242)**
DEPRECIATION AND AMORTISATION				
Depreciation and amortisation mine properties	(32,929)	(28,631)	(32,929)	(28,631)
	(32,929)	(28,631)	(32,929)	(28,631)
Total operating income/(expenses)	78,415	(177,196)	78,415	(177,196)
NET FINANCING COSTS				
Interest income	3,512	983	3,512	983
Finance costs	(2,110)	(3,518)	(2,110)	(3,518)
	1,402	(2,535)	1,402	(2,535)

47 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 7: CASH AND CASH EQUIVALENTS

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Cash at bank and on hand	17,228	62,505	17,228	62,505
Short term deposits with financial institutions	66,331	90,125	66,331	90,125
	83,559	152,630	83,559	152,630

At 31 December 2004 the effective interest rate on short-term deposits was 2.92% (2003: 3.10%). These deposits have an average maturity of 23 days (2003: 20 days).

NOTE 8: NET CASH FLOW FROM OPERATING ACTIVITIES

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Reconciliation of cash flow from operating activities to operating profit after tax				
Operating profit after tax	329,221	34,778	329,221	34,778
Depreciation and amortisation	32,929	28,631	32,929	28,631
Fair value gains	(8,608)	(12,067)	(8,608)	(12,067)
Impairment reversal: mine properties and deferred mining costs	(205,723)	(31,061)	(205,723)	(31,061)
Impairment (reversal)/charge: economic grade stockpiles	(90,200)	17,079	(90,200)	17,079
Amortisation of deferred hedging income	(661)	(220)	(661)	(220)
Amortisation of deferred hedging costs	17,829	8,795	17,829	8,795
Provision for doubtful debts	389	490	389	490
Profit on disposal of assets	(49)	(187)	(49)	(187)
Income tax benefit	(14,736)	-	(14,736)	-
Decrease/(increase) in debtors and prepayments	1,187	(4,759)	1,187	(4,759)
Increase in inventories	(3,236)	(27,117)	(3,236)	(27,117)
Increase in deferred mining costs	(37,865)	(7,163)	(37,865)	(7,163)
Increase in creditors	8,504	6,511	8,504	6,511
Increase in provisions	1,370	2,995	1,370	2,995
Net cash flow from operating activities	30,351	16,705	30,351	16,705

48 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 9: INVENTORIES

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
CURRENT				
Stores	34,269	33,627	34,269	33,627
Less: Provision for obsolescence	(4,317)	(3,354)	(4,317)	(3,354)
	29,952	30,273	29,952	30,273
Production work in progress	1,500	2,461	1,500	2,461
Finished goods	1,511	1,880	1,511	1,880
Ore stockpiles	27,281	22,395	27,281	22,395
	30,292	26,736	30,292	26,736
	60,244	57,009	60,244	57,009
NON-CURRENT				
Ore stockpiles	90,200	64,976	90,200	64,976
Less: Impairment provision	-	(64,976)	-	(64,976)
	90,200	-	90,200	-
Total inventories	150,444	57,009	150,444	57,009

Current stockpiled ore mainly relates to run-of-mine (ROM) stockpile and crushed ore stocks ready for processing into finished goods within the next 12 months. These are valued at the lower of cost and net realisable value. Cost includes mining costs, costs of conversion (crushing and conveying costs) and an allocation of fixed and variable production overheads based on their contained gold.

Non-current ore stockpiles represent ore that has been extracted from the mine and is available for future processing but is not expected to be processed within the next twelve months. Stockpiles are measured by estimating the number of tonnes (via truck counts and/or in-pit surveys of the ore before stockpiling) added and removed from the stockpile, the number of contained ounces (based on assay data) and the recovery percentage (based on the process for which the ore is destined). Stockpile tonnages are verified by periodic surveys. Stockpiles are carried at the lower of cost and net realisable value. Cost is applied based on mining costs incurred up to the point of stockpiling the ore, including applicable overheads such as depreciation and amortisation relating to mining operations.

In previous years, a full provision was made against non-current ore stockpiles on the basis that cost exceeded net realisable value. In accordance with IAS 2 "Inventories", at 31 December 2004, this previous write-down has been fully reversed to reflect the cost of these ore stockpiles, which is the amount that is expected to be realised from future processing of the ore.

Finished goods inventory is stated at the lower of cost and net realisable value.

49 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 10: RECEIVABLES

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
CURRENT				
Trade receivables	3	5,166	3	5,166
Other debtors – related parties	454	2,022	454	2,022
Other amounts receivable from third parties	6,873	5,191	6,873	5,191
Less: Provision for doubtful debts	(2,225)	(1,836)	(2,225)	(1,836)
	5,105	10,543	5,105	10,543
NON-CURRENT				
Other debtors – related parties	534	913	534	913
Other amounts receivable	2	2	2	2
	536	915	536	915
Total amounts receivable	5,641	11,458	5,641	11,458

Leases accounted for as a lessor (included in "other debtors – related parties").

The Company leases earthmoving equipment to the Lakaka Group, a landowner company, under two separate arrangements whereby the substantial risks and rewards of ownership are transferred to the other party. The terms of the leases are 48 months and 36 months respectively, with commencement dates of November 2000 and October 2002. The interest rate for both leases is 9% per annum. A non-guaranteed residual amount of PGK100,000 is accounted for as a benefit to the Company under the terms of the earlier lease. No unearned finance income or contingent rents have been recognised as income.

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Gross investments in finance leases				
Amounts receivable not later than one year	414	763	414	763
Amounts receivable > 1 year and < 5 years	-	414	-	414
Amounts receivable later than five years	-	-	-	-
	414	1,177	414	1,177
Unearned finance income on finance leases	(15)	(81)	(15)	(81)
Net investment in finance leases	399	1,096	399	1,096
Amounts receivable not later than one year	399	697	399	697
Amounts receivable > 1 year and < 5 years	-	399	-	399
Amounts receivable later than five years	-	-	-	-
	399	1,096	399	1,096

50 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

Loans (included in "other debtors – related parties")

The Company has extended unsecured loans, repayable in monthly installments, to landowner companies. The initial loan to the Lakaka Group for PGK 2.5 million in 2000 is repayable over a ten year term at an interest rate of 10%. In 2002 the Company extended an unsecured loan to Kuridala Ltd of US$3.2 million at an interest rate of 8.77%, repayable over a 2 year term, following the termination of a lease financing facility used to fund mining equipment owned by Kuridala Ltd. The loan was fully repaid by Kuridala in 2004.

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Gross investments in loans				
Amounts receivable not later than one year	132	1,431	132	1,431
Amounts receivable > 1 year and < 5 years	530	462	530	462
Amounts receivable later than five years	121	222	121	222
	783	**2,115**	**783**	**2,115**
Unearned finance income on loans	(194)	(276)	(194)	(276)
Net investment in loans	**589**	**1,839**	**589**	**1,839**
Amounts receivable not later than one year	55	1,325	55	1,325
Amounts receivable > 1 year and < 5 years	418	313	418	313
Amounts receivable later than five years	116	201	116	201
	589	**1,839**	**589**	**1,839**

51 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 11: DEFERRED MINING COSTS

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
CURRENT				
Deferred mining costs	-	2,803	-	2,803
	-	2,803	-	2,803
NON-CURRENT				
Deferred mining costs	66,933	26,265	66,933	26,265
	66,933	26,265	66,933	26,265
Total deferred mining costs	**66,933**	**29,068**	**66,933**	**29,068**

NOTE 12: MINE PROPERTIES

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
CAPITAL WORKS IN PROGRESS				
Cost brought forward	8,160	18,482	8,160	18,482
Additions	87,663	27,064	87,663	27,064
Transfer to fixed assets	(29,857)	(37,386)	(29,857)	(37,386)
Total capital work in progress	**65,966**	**8,160**	**65,966**	**8,160**
FIXED ASSETS AND DEFERRED EXPENDITURE				
Plant and equipment				
Cost brought forward	595,598	560,967	595,598	560,967
Transfers from capital works in progress	25,809	35,311	25,809	35,311
Disposals	(755)	(680)	(755)	(680)
Cost carried forward	**620,652**	**595,598**	**620,652**	**595,598**
Depreciation brought forward	(282,936)	(282,269)	(282,936)	(282,269)
Charge for the year	(26,162)	(22,160)	(26,162)	(22,160)
Impairment reversal	106,076	20,829	106,076	20,829
Disposals	738	664	738	664
Depreciation carried forward	**(202,284)**	**(282,936)**	**(202,284)**	**282,936)**
Net book value – plant and equipment	**418,368**	**312,662**	**418,368**	**312,662**

52 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Land and buildings				
Cost brought forward	79,442	77,939	79,442	77,939
Transfers from capital works in progress	690	1,503	690	1,503
Cost carried forward	**80,132**	**79,442**	**80,132**	**79,442**
Depreciation brought forward	(45,294)	(46,187)	(45,294)	(46,187)
Charge for the year	(1,471)	(1,381)	(1,471)	(1,381)
Impairment reversal	23,941	2,274	23,941	2,274
Depreciation carried forward	**(22,824)**	**(45,294)**	**(22,824)**	**(45,294)**
Net book value – land and buildings	**57,308**	**34,148**	**57,308**	**34,148**
Deferred expenditure				
Cost brought forward	268,422	267,850	268,422	267,850
Transfers from capital works in progress	3,359	572	3,359	572
Cost carried forward	**271,781**	**268,422**	**271,781**	**268,422**
Depreciation brought forward	(148,929)	(151,918)	(148,929)	(151,918)
Charge for the year	(5,123)	(4,969)	(5,123)	(4,969)
Impairment reversal	75,706	7,958	75,706	7,958
Depreciation carried forward	**(78,346)**	**(148,929)**	**(78,346)**	**(148,929)**
Net book value – deferred expenditure	**193,435**	**119,493**	**193,435**	**119,493**
Sub-total for fixed assets and deferred expenditure				
Cost brought forward	943,462	906,756	943,462	906,756
Transfers from capital work in progress	29,858	37,386	29,858	37,386
Disposals	(755)	(680)	(755)	(680)
Cost carried forward	**972,565**	**943,462**	**972,565**	**943,462**
Depreciation brought forward	(477,159)	(480,374)	(477,159)	(480,374)
Charge for the year	(32,756)	(28,510)	(32,756)	(28,510)
Impairment reversal	205,723	31,061	205,723	31,061
Disposals	738	664	738	664
Depreciation carried forward	**(303,454)**	**(477,159)**	**(303,454)**	**(477,159)**
Net book value – fixed assets and deferred expenditure	**669,111**	**466,303**	**669,111**	**466,303**
REHABILITATION				
Cost brought forward	4,792	11,314	4,788	11,314
Additions/(deductions)	1,450	(6,522)	1,450	(6,522)
Cost carried forward	**6,242**	**4,792**	**6,242**	**4,792**
Amortisation brought forward	(2,156)	(2,035)	(2,156)	(2,035)
Charge for the year	(173)	(121)	(173)	(121)
Amortisation carried forward	(2,329)	(2,156)	(2,329)	(2,156)
Net book value – rehabilitation	**3,913**	**2,632**	**3,913**	**2,632**
TOTAL MINE PROPERTIES	738,990	477,095	738,990	477,095

53 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 13: ACCOUNTS PAYABLE

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
CURRENT				
Trade creditors and accruals	28,720	20,747	28,720	20,747
Amounts payable to subsidiary	-	-	53,521	53,546
Amounts payable to related parties	677	146	677	146
Total	**29,397**	**20,893**	**82,918**	**74,439**

NOTE 14: PROVISIONS

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
CURRENT				
Employee provisions	3,552	4,487	3,552	4,487
	3,552	4,487	3,552	4,487
NON-CURRENT				
Employee provisions	2,799	1,253	2,799	1,253
Rehabilitation provision				
- opening balance	7,015	13,209	7,015	13,209
- additional provision for changes in estimated cash outflows	957	-	957	-
- change in discount rate	-	(7,586)	-	(7,586)
- additional provision due to ground disturbance	497	1,421	497	1,421
- life of mine variation	-	(598)	-	(598)
- interest charge	766	569	766	569
- closing balance	9,235	7,015	9,235	7,015
	12,034	8,268	12,034	8,268
Total provisions	**15,586**	**12,755**	**15,586**	**12,755**

Current employee provisions relate to the following short-term benefits which are payable within 12 months:

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Annual leave	2,012	1,396	2,012	1,396
Sick leave	529	29	529	29
Superannuation	55	-	55	-
Service bonus	956	3,062	956	3,062
Total	**3,552**	**4,487**	**3,552**	**4,487**

The service bonus is a scheme whereby some employees contribute 10% of their gross fortnightly/monthly salary to the Company and are entitled to receive back their contributions plus a further 10% from the Company, to be paid out in the current period.

All non-current employee provisions relate to long-service leave entitlements and are determined in accordance with the requirements for other long-term employee benefits.

54 Lihir Gold Annual Report 2004

55 Lihir Gold Annual Report 2004 FINANCIAL STATEMENTS notes to and forming part of the financial statements note 15: income tax Income tax expense for the year has been calculated as follows: GROUP COMPANY US$ 000 US$ 000 2004 2003 2004 2003 income tax (benefit)/expense Current tax — - — - Deferred tax — current year 96,676 — 96,676 - Deferred tax — prior year (111,412) — (111,412) - Total income tax (benefit)/expense (14,736) — (14,736) - The tax on the Company’s profit before tax differs from the prima facie amount that would arise using the tax rate applicable to profits of the Company as follows: GROUP COMPANY US$ 000 US$ 000 2004 2003 2004 2003 Profit before tax 314,485 34,778 314,485 34,778 Prima facie income tax expense on operating profit at 30% 94,345 10,433 94,345 10,433 Permanent differences - Expenses not deductible for tax purposes 2,391 — 2,391 - - Section 72A double deductions (60) — (60) - 96,676 10,433 96,676 10,433 Recognition of previously unrecognised deferred tax asset (111,412) — (111,412) - Deferred income tax assets recognised — (10,433) — (10,433) Tax (benefit)/charge (14,736) — (14,736) -

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
DEFERRED INCOME TAX				
Deferred Tax Assets:				
- Deferred tax asset to be recovered within 12 months	(16,222)	-	(16,222)	-
- Deferred tax asset to be recovered after more than 12 months	(126,996)	-	(126,996)	-
	(143,218)	-	(143,218)	-
Deferred Tax Liabilities:				
- Deferred tax liabilities to be recovered within 12 months	-	-	-	-
- Deferred tax liabilities to be recovered after more than 12 months	58,406	-	58,406	-
	58,406	-	58,406	-
The gross movement of the deferred tax account is as follows:				
Balance at beginning of year	-	-	-	-
Income statement (credit)/charge	(14,736)	-	(14,736)	-
Tax charged to equity	(70,076)	-	(70,076)	-
Balance at end of year	(84,812)	-	(84,812)	-

Deferred income tax assets and liabilities have been offset as the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to the same income taxes levied by the same taxation authority in Papua New Guinea.

Movements in deferred tax assets and deferred tax liabilities:

Deferred tax assets:	Provisions of assets	Impairment losses	Derivatives	Tax losses	Other	Total
At 1 January 2004	-	-	-	-	-	-
(Credited)/charged to the income statement	(7,151)	-	-	(65,945)	(46)	(73,142)
(Credited)/ charged to equity	-	-	(70,076)	-	-	(70,076)
At 31 December 2004	(7,151)	-	(70,076)	(65,945)	(46)	(143,218)

Deferred tax liabilities:	Accelerated tax depreciation	Consumable stores	Deferred mining	Prepaid insurance	Other	Total
At 1 January 2004	-	-	-	-	-	-
Charged/(credited) to the income statement	34,172	3,965	20,080	189	-	58,406
Charged/(credited) to equity	-	-	-	-	-	-
At 31 December 2004	34,172	3,965	20,080	189	-	58,406

Deferred income tax assets are recognised for tax loss carry-forwards and other temporary differences to the extent that the realisation of the related tax benefit through future taxable profits is probable. In 2003 the Company did not recognise deferred income tax assets of US$43.5 million in respect of losses amounting to US$145.1 million that can be carried forward against future taxable income. The tax losses can be carried forward for a period not exceeding 20 years.

56 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 16: REMUNERATION AND BENEFITS

(a) Directors' remuneration, including the value of benefits received during the year:

DIRECTOR	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Garnaut, Ross	121	114	121	114
Siaguru, Anthony (deceased 16 April 2004)	21	65	21	65
Kamit, Winifred (appointed 20 October 2004)	9	-	9	-
Loudon, Geoff	45	43	45	43
Cassidy, Peter	45	40	45	40
O'Reilly, John	-	-	-	-
Swan, Neil	456	402	456	402
Roberts, Alan (retired 31 March 2003)	-	195	-	195

In June 2004, the Company also paid A$22,382.72 (US$15,500.04) to the Wesley Hospital in Queensland, Australia in respect of a proportion of outstanding medical expenses incurred by Sir Anthony Siaguru prior to his death in April 2004.

(b) The number of employees, not including directors, whose remuneration and benefits exceeded the equivalent of PNG Kina 100,000 for 2004 fall into the following bands:

Remuneration and benefit band US$	Number of employees 2004	2003
$ 30,001 - $ 40,000	9	9
$ 40,001 - $ 50,000	-	-
$ 50,001 - $ 60,000	-	4
$ 60,001 - $ 70,000	1	1
$ 70,001 - $ 80,000	2	2
$ 80,001 - $ 90,000	12	7
$ 90,001 - $100,000	8	5
$100,001 - $110,000	10	10
$110,001 - $120,000	10	12
$120,001 - $130,000	7	9
$130,001 - $140,000	9	4
$140,001 - $150,000	3	1
$150,001 - $160,000	2	2
$160,001 - $170,000	5	-
$180,001 - $190,000	-	3
$190,001 - $200,000	1	1
$200,001 - $210,000	2	1
$230,001 - $240,000	1	-
$260,001 - $270,000	-	1
$270,001 - $280,000	1	-
$280,001 - $290,000	1	-

57 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 17: RETIREMENT BENEFITS

Certain employees of the Company participate in a retirement benefit plan, and contributions are made by the Company to the plan based on 15% of the employee's base salary. Contributions made during the year amounted to US$772,728 (2003: US$510,789). This is a multi-employer plan, and members' benefits are in the nature of defined contributions.

The Company also participates in the National Superannuation Fund of Papua New Guinea in respect of its Papua New Guinean employees. The Company contributes to this fund at the statutory rate of 9% of salary, and contributions made during the year amounted to US$750,222 (2003: US$575,251). This is a multi-employer plan, and members' benefits are in the nature of defined contributions.

NOTE 18: AUDITORS' REMUNERATION

Fees paid/payable to the Company's auditors for:	GROUP US$ 000	COMPANY US$ 000		
	2004	2003	2004	2003
Auditing the Financial Statements				
PricewaterhouseCoopers, PNG Firm	178	137	178	137
PricewaterhouseCoopers, Other Overseas Firms	40	35	40	35
Other services (Tax)	27	28	27	28
	245	**200**	**245**	**200**

NOTE 19: SHARE CAPITAL

(a) Issued and paid up capital	GROUP US$ 000	COMPANY US$ 000		
	2004	2003	2004	2003
Ordinary shares				
Opening balance	1,025,288	873,822	1,025,288	873,822
Shares issued	2,286	156,240	2,286	156,240
Share issue transaction costs	(70)	(4,774)	(70)	(4,774)
Closing balance	**1,027,504**	**1,025,288**	**1,027,504**	**1,025,288**

(b) Issued and paid up capital	Number of shares 000	
	2004	2003
Opening balance	1,282,334	1,142,334
Shares issued	1,891	140,000
Closing balance	**1,284,225**	**1,282,334**
Consisting of:		
Total shares	1,445,752	1,443,861
Treasury shares	(161,527)	(161,527)
Closing balance	**1,284,225**	**1,282,334**

All shares in the Company are ordinary shares, all being of the same class, (other than Treasury shares), having equal participation and voting rights. The Treasury shares are classified as "B" shares and arise from the merger with Niugini Mining Limited in 2000. These shares confer no voting rights, no rights to participation in dividends, are not transferable and are redeemable at the option of Lihir Gold Limited.

In accordance with the Papua New Guinea Companies Act, par values are not attributable to shares and there is no authorised capital.

58 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 20: CAPITAL AND LEASING COMMITMENTS

(a) Operating lease commitments

Non-cancellable operating leases contracted for at balance date but not yet incurred are as follows:

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Payable				
- not later than one year	531	502	531	502
- later than one year but not later than 2 years	401	501	401	501
- later than two years but not later than 5 years	237	628	237	628
	1,169	1,631	1,169	1,631

(b) Capital expenditure commitments

Capital expenditure commitments contracted for:

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Payable				
- not later than one year	34,656	20,651	34,656	20,651
- later than one year but not later than 2 years	-	-	-	-
	34,656	20,651	34,656	20,651

The major items of capital commitment are: 30MW geothermal power station ($12.1m); Knelson gravity recovery plant ($5.0m); construction and delivery of waste barge ($2.6m); grinding thickener ($2.4m); and flotation plant bankable feasibility study ($2.4m).

NOTE 21: CONTINGENT LIABILITIES

Claims

Niugini Mining Limited has been subject to two claims for unspecified damages relating to the decommissioned Mt Victor mine in Papua New Guinea. These claims were instituted in 1997 and date back to activities prior to ownership of Niugini Mining Limited by Lihir Gold Limited. In November 2004, one of the claims was dismissed by the Papua New Guinea National Court for want of prosecution. The Company has applied for service of the other claim to be set aside. If the Company's application is successful, the claim would effectively be statute-barred and unable to be maintained against Niugini Mining Limited. A final decision by the National Court on the application is awaited. The Company believes, from legal advice obtained, that this remaining claim is incapable of being sustained by the plaintiff. If required, the Company intends to defend the claim vigorously.

59 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 22: BORROWINGS AND FINANCE FACILITIES

The major facilities are summarised as follows:

(a) Project Financing Facility

The Syndicated Finance Facility, signed on 22 November 2000, is a US$50 million revolving credit facility arranged and underwritten by ABN AMRO Australia Limited. Commonwealth Bank of Australia, NM Rothschild & Sons (Australia) Limited, Macquarie Bank Limited and SG Australia Limited are participating with ABN AMRO Australia Limited as financiers of the facility. On 7 January 2004, a substitution certificate was signed declaring NM Rothschild & Sons (Australia) Limited a new financier in substitution for Deutsche Bank AG as retiring financier. The interest applicable to the facility, inclusive of political risk insurance, is 2.9% over LIBOR. The facility limit was reduced by US$10 million on 30 June 2003 and by a further US$10 million on 30 June 2004. The remaining US$30 million facility expires on 30 June 2005.

Mandatory prepayments are required under the Finance Facility under certain conditions. The Company has pledged its assets, gold production and cash balances as collateral and has provided a range of covenants and warranties in relation to the facility (Refer to note 5).

The Company entered into an Agreement with EIB and MRDC whereby the European Investment Bank had loaned funds to MRDC which on lent those funds to the Company. The amount of the loan was US$26.5 million when fully drawn down. The funds were provided to MRDC at a concessionary rate of interest. The interest rate payable by the Company was 8.42%. The loan principal was repayable in 16 semi-annual installments commencing four years after loan signature. The Loan was unsecured and was fully repaid in April 2004.

The following table details the profile of debt repayments (based on the outstanding balance of the Syndicated Finance Facility at 31 December 2004 of US$19.509 million):

	COMPANY AND GROUP					
Repayment Maturity	Syndicated Finance Facility US$ 000 2004	Syndicated Finance Facility US$ 000 2003	EIB Facility US$ 000 2004	EIB Facility US$ 000 2003	Total US$ 000 2004	Total US$ 000 2003
CURRENT						
Less than one year	19,509	-	-	3,510	19,509	3,510
NON-CURRENT						
Between one and two years	-	19,509	-	3,510	-	23,019
Between two and three years	-	-	-	3,510	-	3,510
In excess of three years	-	-	-	3,509	-	3,509
	-	19,509	-	10,529	-	30,038
Total	19,509	19,509	-	14,039	19,509	33,548

60 Lihir Gold Annual Report 2004

61 Lihir Gold Annual Report 2004 FINANCIAL STATEMENTS notes to and forming part of the financial statements note 23: financial risk management (i) Foreign exchange risk The Company is exposed to some foreign exchange risk arising from various currency exposures, primarily with respect to the PNG Kina and Australian Dollar. However, as revenue and a large proportion of expenditure are denominated in US Dollars the Company does not hedge its foreign exchange exposure. (ii) Interest rate risk The Company had US$83.6 million on deposit at year-end to cover both operating costs and identified capital and debt reduction initiatives. Of interest bearing liabilities the fixed/floating split is 41% (2003: 42%) and 59% (2003: 58%) respectively. A change in interest rates of 1% will have an income impact of approximately US$0.9 million per annum. (iii) Credit risk For hedging transactions, the maximum credit risk at any point in time is the difference between the agreed strike price in the contract and the prevailing spot price, to the extent that hedging positions are in-the-money. At the prevailing spot price on the 31 December 2004 of US$438.00 /oz (2003: US$417.50) the hedge book was US$233.6 million out-of-the-money (2003: US$199.4 million out-of-the-money), effectively quantifying the Company’s credit risk as at that date. Transactions are spread between seven major bullion banks, and there is no significant concentration of risks amongst those parties. All counterparties to these transactions are recognised financial institutions with a minimum credit rating of Aa3. The Company’s risk in the event of any of the counterparties defaulting on their contractual obligations is limited to any revenue that may be foregone in the case where the defaulted contract’s strike price exceeds the prevailing spot price at the value date. The Company does not expect any counterparty to fail to meet its obligations. In the event of the Company’s failure to meet its gold delivery obligations, the Company would be obliged to fulfil its obligations by way of payment in US Dollars or by way of a gold purchase. (iv) Liquidity Risk The Company engages in prudent liquidity risk management by maintaining sufficient cash and cash equivalents and ensuring the availability of adequate committed credit facilities.

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 24: DERIVATIVE FINANCIAL INSTRUMENTS

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
CURRENT ASSETS				
- Forward contracts	298	9,733	298	9,733
- Put options bought	175	90	175	90
	473	9,823	473	9,823
NON-CURRENT ASSETS				
- Forward contracts	19,382	7,437	19,382	7,437
- Put options bought	1,751	3,679	1,751	3,679
	21,133	11,116	21,133	11,116
CURRENT LIABILITIES				
- Forward contracts	40,915	30,179	40,915	30,179
- Calls options sold	10,884	1,196	10,884	1,196
	51,799	31,375	51,799	31,375
NON-CURRENT LIABILITIES				
- Forward contracts	179,615	161,290	179,615	161,290
- Call options sold	23,777	27,628	23,777	27,628
	203,392	188,918	203,392	188,918
SHAREHOLDERS' EQUITY - FAIR VALUE AND OTHER RESERVES				
- Forward contracts	(215,214)	(177,152)	(215,214)	(177,152)
- Call options sold	(31,382)	(26,542)	(31,382)	(26,542)
- Deferred hedging gains/(losses)	14,367	(2,854)	14,367	(2,854)
- Deferred taxation	70,076	0	70,076	0
	(162,153)	(206,548)	(162,153)	(206,548)

The estimated net amount of gains/(losses) contained in the fair value and other reserves which are expected to be re-classified to earnings within the next 12 months are as follows:

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Forward contracts	(40,183)	(20,851)	(40,183)	(20,851)
Deferred hedging gains/(losses)	6,117	(6,101)	6,117	(6,101)
Deferred taxation	15,682	-	15,682	-
	(18,384)	(26,952)	(18,384)	(26,952)

62 Lihir Gold Annual Report 2004

63 Lihir Gold Annual Report 2004 FINANCIAL STATEMENTS notes to and forming part of the financial statements As at 31 December 2004 the Company’s hedge book commitments amounted to 1,924,845 ounces, as shown in the following summary: Forward Sales Put Options Bought Call Options Old Ounces Committed Ounces Minimum Ounces Maximum Price Price Price 2005 365,210 $332.41 95,000 $320.39 95,000 $326,71 2006 350,975 $328.77 39,000 $325.26 39,000 $336.74 2007 330,000 $323.76 96,000 $319.17 96,000 $319.08 2008 375,475 $331.96 40,000 $335.00 20,000 $365.00 2009 243,185 $350.76 — - — - 2010 10,000 $327.00 — - — - 1,674,845 $332.47 270,000 $322.82 250,000 $328.41 Forward sales are transactions against which the Company will be obliged to deliver when they fall due. The price therefore represents a fixed and guaranteed amount of revenue. Bought put options are transactions that will occur at the discretion of the Company. Should the spot price exceed the strike price of the option at the date on which the option expires, the Company will allow the option to expire and will sell the equivalent amount of gold in the spot market. Conversely, if the strike price is higher than the spot price on that date, the option will be exercised. Sold call options are transactions that will occur at the discretion of the purchaser. Should the spot price exceed the strike price of the option at the date on which the option expires, a rational purchaser would exercise the option obliging the Company to deliver gold into the contract at the contracted strike price. Gold lease rate swaps entitle the Company to receive a fixed rate allowance, used in the determination of the forward contract price, in exchange for an obligation to pay a floating rate, where settlement occurs on a periodic basis. The Company does not enter into hedging transactions that have provisions for margin calls. The minimum total revenue generated from these programs will be US$639 million (2003: US$671 million). Revenue generated from the same number of ounces at the prevailing spot price at 31 December 2004 of US$438.00 (2003: US$417.50) per ounce would be US$843 million (2003 US$847 million). On 31 December 2004, the estimated fair value of the total hedge program as determined by an independent party, based on the ruling spot price of US$438.00 (2003: US$417.50), was US$233.6 million out-of-the-money (2003: US$199.4 million out-of-the-money). At the spot price plus 10% (US$481.80) the estimated fair value would be approximately US$318 million out of the money. Conversely at the spot price less 10% (US$394.20) the estimated fair value would be US$149 million out of the money. The fair value of commodity contracts is estimated based on quotes from the market makers of these instruments and represents the estimated amounts that the Company would expect to receive or pay to terminate the agreements at the reporting date. Fair value of options is an estimate based on relevant market information such as volatility of similar options, futures prices and the contracted strike price. Net profit for 2004 included revaluation revenue relating to ineffective hedges of US$8.6 million (2003: US$12.1 million). The hedge effectiveness provisions of IAS 39 require that the ineffective portion of the hedge be passed immediately through the income statement. During the latter part of 2000 and early 2001, gold lease rates were historically high. In locking in the gold price for future production, Lihir elected to retain a floating rate exposure to lease rates by way of gold lease rate swaps. The US$8.6 million (2003: US$12.1 million) revenue has arisen due to lease rates remaining at near historical low levels, across the lease rate yield curve coupled with the expiration of time, on what is typically an upward sloping curve. The effective portion of the hedge is retained in equity, to be recycled to earnings on delivery of designated production. At 31 December 2004, shareholders equity included a hedging fair value reserve of negative US$162.2 million after tax (2003: negative US$206.5 million). The Company does not use financial instruments to hedge future interest rates or foreign exchange transactions. The Company has entered into a series of agreements with financial institutions in relation to future sales of gold. The purpose of these transactions is to protect income in future years. It is not Company policy to engage in speculative hedging activities.

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 25: SEGMENT REPORTING

The Company produces gold in Papua New Guinea.

NOTE 26: RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions that are no more favourable than those available to other parties.

Lihir Management Company Limited (LMC), a wholly owned subsidiary of Rio Tinto Plc, manages the Company pursuant to a Management Agreement dated 17 March 1995. LMC receives a management fee according to the terms of this agreement. Rio Tinto Plc, through its subsidiaries, is a significant shareholder in the Company.

There are two directors who are on the Board of the Company and LMC.

There was one director who was a consultant to Blake Dawson Waldron, which provides general legal advice to the Company.

Directors' interests are outlined in the Directors' Report.

Lihir has provided debt finance to the Lakaka group and to Kuridala, as disclosed in note 10. There is no exposure to losses in these companies apart from the credit risk exposure for amounts owed. Except where specifically provided, all amounts advanced are deemed to be recoverable.

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Amounts included in the determination of profit from ordinary activities before taxation that resulted from transactions with related parties:				
The Rio Tinto Group supplies labour on a secondment basis and bears expenses on behalf of the Company which are subsequently recharged to the Company				
- Secondment of management	1,250	737	1,250	737
- Technical services	1,520	227	1,520	227
- Insurance brokerage fees	111	129	111	129
- Other services	-	18	-	18
	2,881	1,111	2,881	1,111
LMC management fee	1,500	3,449	1,500	3,449
Interest received from related entities on finance provided (refer note 10)	209	369	209	369
Blake Dawson Waldron provide legal advice to the Company on an arms length basis	96	182	96	182
Lakaka group, a landowner group of companies, supplies various services to the Company on an arms length basis.	8,235	5,844	8,235	5,844
Kuridala, a landowner company, supplies various services to the Company on an arms length basis.	1,570	1,439	1,570	1,439

64 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

NOTE 27: EARNINGS PER SHARE

The number of ordinary shares used for this calculation is based on the weighted average number of ordinary shares on issue during the year. At 31 December 2004 no options were outstanding.

	GROUP US$ 000		COMPANY US$ 000	
	2004	2003	2004	2003
Net profit attributable to ordinary shareholders	329,221	34,778	329,221	34,778
Weighted average number of ordinary shares (thousands)	1,284,082	1,158,444	1,284,082	1,158,444
Basic EPS (cents/share)	25.6	3.0	25.6	3.0
Diluted number of ordinary shares (thousands)	1,284,082	1,158,444	1,284,082	1,158,444
Diluted EPS (cents/share)	25.6	3.0	25.6	3.0

NOTE 28: DIVIDENDS PER SHARE

No dividends were declared or paid in 2004. At the Annual General Meeting on 29 April 2003, a dividend in respect of 2002 of $A0.02 per share amounting to a total dividend of $14.2 million was proposed.It was paid on 16 July 2003. Dividends paid in 2003 are shown in the Statement of Changes in Equity as an appropriation of retained earnings /(losses) during the year ended 31 December 2003.

NOTE 29: PRINCIPAL SUBSIDIARIES

Name of subsidiary	% ownership interest	Country of incorporation
Niugini Mining Limited	100%	Papua New Guinea
Niugini Mining Australia Pty Ltd	100%	Australia

	US$ 000 2004	US$ 000 2003
Investment in subsidiary	54,648	54,648
Less: Provision against investment	(1,127)	(1,102)
	53,521	53,546

Contingent liabilities relating to Niugini Mining Limited and its subsidiary Niugini Mining Australia Pty Ltd are disclosed in note 21.

65 Lihir Gold Annual Report 2004

FINANCIAL STATEMENTS

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENT

DIRECTORS' OPINION

In the opinion of the directors:

1. The financial statements and notes of the Company and of the Group:
   a. comply with International Financial Reporting Standards in all material respects;
   b. give a true and fair view, in all material respects, of the financial position and performance of the Company and the Group and are in accordance with the Papua New Guinea Companies Act 1997.

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf and in accordance with a resolution of the board,

Ross Garnaut
Chairman

Neil Swan
Managing Director

4 March 2005

SUPPLEMENTARY INFORMATION – ADDITIONAL DISCLOSURES FOR PNG INVESTORS

In accordance with Accounting Standards Board Directive 2 (ASBD 2), the Company has approval from the Investment Promotion Authority to prepare and lodge US dollar financial statements, being the Company's measurement and presentation currency. The following supplementary information is however required and is expressed in PNG Kina terms:

	GROUP		COMPANY	
	2004	2003	2004	2003
	K000	K000	K000	K000
Revenue	740,511	757,181	740,511	757,181
Net Profit	1,038,880	122,760	1,038,880	122,760
Total Assets	3,463,790	2,569,053	3,624,032	2,752,744
Total Liabilities	957,135	986,240	1,117,377	1,169,931
Net Assets	2,506,655	1,582,813	2,506,655	1,582,813

Asset and liability balances are translated from US dollars (the Company's measurement currency) at the rate prevailing at 31 December 2004 of PGK1.00 = $0.3340 (2003 year PGK1.00 = 0.2915) while income and expense items are translated at a rate that approximates actual average exchange rates for the year of PGK1.00 = $0.3169 (2003 year PGK1.00 = $0.2833).

66 Lihir Gold Annual Report 2004

Independent audit report Independent audit report to the members of Lihir Gold Limited and subsidiaries Audit opinion In our opinion, a) the financial statements of Lihir Gold Limited and subsidiaries set out on pages 36 to 66: - give a true and fair view of the financial position of Lihir Gold Limited and subsidiaries at 31 December 2004, and of their performance for the year ended on that date, and - are presented in accordance with the Companies Act 1997, International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea b) proper accounting records have been kept by the Company as far as appears from our examination of those records; and c) we have obtained all the information and explanations we have required. This opinion must be read in conjunction with the rest of our audit report. Scope The financial statements and directors’ responsibility The financial statements comprise the balance sheet, income statement, statement of changes in equity, statement of cash flows, and the accompanying notes to the financial statements for both Lihir Gold Limited (the Company) and Lihir Gold Limited and subsidiaries (the Group), for the year ended 31 December 2004. The Group comprises both the Company and the entities it controlled during that year. The directors of the Company are responsible for the preparation and true and fair presentation of the financial statements in accordance with the Companies Act 1997. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial statements. Audit approach We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with International Standards on Auditing, in order to provide reasonable assurance as to whether the financial statements are free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We performed procedures to assess whether in all material respects the financial statements present fairly, in accordance with the Companies Act 1997, International Financial Reporting Standards and other generally accepted accounting practice in Papua New Guinea, a view which is consistent with our understanding of the Company’s and the Group’s financial position, and of their performance as represented by the results of their operations and cash flows. We formed our audit opinion on the basis of these procedures, which included: - examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial statements, and - assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors. We read the other information in the Annual Report to determine whether it contained any material inconsistencies with the financial statements. While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management. Independence In conducting our audit, we followed applicable independence requirements of the Certified Practicing Accountants of Papua New Guinea and the Companies Act 1997. J.C. Seeto T Goldsmith PricewaterhouseCoopers Price waterhouseCoopers Port Moresby, Papua New Guinea Melbourne, Australia 4 March 2005 67 Lihir Gold Annual Report 2004

Shareholder information

The company's securities

The company's securities consist of ordinary and class B shares. The shares have no par value. All issued shares are fully paid. The company has issued a total of 1,284,224,710 ordinary shares and 161,527,405 class B shares. This total includes 1,890,495 ordinary shares issued in January 2004 pursuant to a share purchase plan announced in November 2003.

The 161,527,405 class B shares are held by Niugini Mining Limited, which is a wholly-owned subsidiary of the company. They carry no voting rights nor entitlement to dividends. These shares are not transferable and are redeemable at the company's option.

There were 28,274 shareholders and no option holders on the company's register of shareholders and option holders as at 18 February 2005. The distribution of the company's ordinary shareholdings at that date was as follows:

Range of shares held	Number of shareholders	Number of shares held	% of issued ordinary shares
1 – 1,000	6,882	4,454,467	0.35
1,001 – 5,000	11,870	34,824,299	2.71
5,001 – 10,000	4,584	38,149,999	2.97
10,001 – 100,000	4,620	129,529,687	10.09
100,001 – and over	318	1,077,266,258	83.88
TOTAL	28,274	1,284,224,710	100

Voting rights of securities

The voting rights attached to the company's ordinary shares are as follows:

- On a show of hands, every member present in person (or by proxy, attorney or representative) has one vote.
- On a poll, every member present in person (or by proxy, attorney or representative) has one vote for every fully paid ordinary share held by them.

No voting rights attach to the class B shares.

68 Lihir Gold Annual Report 2004

Shareholder information

Twenty largest shareholders

The twenty largest registered holders of ordinary shares as at 18 February 2005 were:

Rank	Name	Ordinary shares	% of ordinary issued shares
1	National Nominees Limited	238,956,907	18.61
2	Rio Tinto Metals Limited	161,527,406	12.58
3	ANZ Nominees Limited	155,773,771	12.13
4	Westpac Custodian Nominees Ltd	153,206,449	11.93
5	Mineral Resources Lihir Limited	77,169,431	6.01
6	J P Morgan Nominees Australia Limited	54,104,260	4.21
7	Citicorp Nominees Pty Limited	29,107,798	2.27
8	Rio Tinto Lihir Holdings Ltd	24,230,720	1.89
9	HSBC Custody Nominees (Australia) Ltd	14,952,285	1.16
10	Fortis Clearing Nominees Pty Ltd	11,957,909	0.93
11	RBC Global Services Australia Nominees Pty Ltd	9,300,000	0.72
12	Public Officers Super Fund	6,666,333	0.52
13	Mr Stephen Segal	5,988,262	0.47
14	Niako Investments Pty Ltd	4,800,000	0.37
15	Equipart Nominees Pty Ltd	4,554,967	0.35
16	UBS Private Clients Australia Nominees Pty Ltd	4,532,857	0.35
17	AMP Life Limited	4,520,555	0.35
18	UOB Nominees (Australia) Ltd	3,600,000	0.28
19	ABNED Nominees Pty Limited	3,390,380	0.26
20	Niako Investments Pty Ltd	3,000,000	0.23
	TOP 20 TOTAL	**971,340,290**	**75.64**

69 Lihir Gold Annual Report 2004

Share options Lihir Gold Limited had no unissued shares under option either at 31 December 2004 or at 18 February 2005. Unmarketable parcels of securities There were 1,190 shareholders holding less than a marketable parcel of the company’s shares on 18th February 2005. Based on the market prices of the company’s shares on 18 February, less than 455 shares constituted an unmarketable parcel. Share buy-backs There is no current or imminent buy-back of the company’s shares. Stock exchange listings The company is listed on the Australian Stock Exchange (Market Code “LHG”), the NASDAQ National Market (Market Code “LIHRY”) and the Port Moresby Stock Exchange (Market Code “LHG”). Chess The company participates in the Clearing House Electronic Sub-register system known as CHESS, pursuant to the ASX listing rules. The company provides share notices to shareholders and does not issue share certificates. American depositary receipts (adr) programme The company has entered two Deposit Agreements with the Bank of New York (the “Depositary”), whereby the Depositary issues ADR’s evidencing American Depositary Shares (“ADSs”). In the United States, each ADS issued under the programme represents the rights attributable to 20 ordinary shares in the company deposited with the Depositary or its custodial agents. The ADS under the 1995 agreement are listed and traded on the NASDAQ National Market. The ADS under the 1999 agreement are a restricted ADR programme and unlisted. At 18 February 2005 there were 5,588,157 listed ADS representing 111,763,140 shares held by 19 registered holders, and 341,000 unlisted ADS representing 6,820,000 shares held by 11 registered holders. This compares with 1,294,997 listed ADS and 365,000 unlisted ADS at the same time last year. Substantial shareholders As at 18 February 2004, the company had received the following current substantial shareholder notices pursuant to the Securities Act 1997. Name of substantial shareholders Relevant interest Percentage/voting power Rio Tinto plc held by; Rio Tinto Lihir Holdings Limited Rio Tinto Metals Limited 185,758,126 14.46 Merrill Lynch Investment Managers (Group) 144,181,158 11.23 Mineral Resources Lihir Limited 77,169,431 6.01 70 Lihir Gold Annual Report 2004 Shareholder information

71 Lihir Gold Annual Report 2004 lihir gold offices PAPUA NEW GUINEA Registered office Level 7, Pacific Place Cnr Champion Parade & Musgrave Street Port Moresby, NCD Papua New Guinea Mailing address PO Box 789 Port Moresby Papua New Guinea Phone: (+675) 321 7711 Fax: (+675) 321 4705 Administration office (operations) Putput Lihir Island New Ireland Province Papua New Guinea Phone: (+675) 986 4014 Fax: (675) 986 4018 AUSTRALIA Registered office Level 14, 12 Creek Street Brisbane 4000 Queensland Australia Mailing address GPO Box 905 Brisbane 4001 Queensland Phone: (+617) 3229 5483 Fax: (+617) 3229 5950 shareholder information SHARE REGISTRY Please quote your shareholder number on all communications with the share registry. Papua New Guinea Computershare Investor Services Pty Ltd c/- Kina Securities Level 2, Deloitte Tower Douglas Street Port Moresby Papua New Guinea or PO Box 1141 Port Moresby NCD 121 Papua New Guinea Phone: (+675) 308 3888 Fax: (+675) 308 3899 Australia Computershare Investor Services Pty Ltd Level 27, Central Plaza One 345 Queen Street Brisbane Queensland 4000 Australia or GPO Box 523 Brisbane Queensland 4001 Australia Phone: (+617) 3237 2100 Phone (within Australia): 1300 552 270 Fax: (+617) 3229 9860 Email: Brisbane.services@computershare.com Website: www.computershare.com ADR DEPOSITARY Specific queries about American Depositary Receipts should be directed to: The Bank of New York Depository Receipts Division 101 Barclay Street, 22 West New York New York 10286 United States of America Phone: 1-888-BNY-ADRs Toll free for (US residents) 1-610-312-5315 (non-US residents) Website: www.adrbny.com stock exchange listings Australian Stock Exchange Code: LHG www.asx.com.au Nasdaq Stock Exchange Code: LIHRY www.nasdaq.com Port Moresby Stock Exchange Code: LHG www.pomsox.com.pg lihir website www.lihir.com.pg general enquiries By email to info@lihir.com.pg or telephone the Brisbane or Lihir offices on the telephone numbers provided. auditors PricewaterhouseCoopers Level 6 Credit House Cuthbertson Street Port Moresby Papua New Guinea Phone: (+675) 321 1500 Fax: (+675) 321 1428 Corporate directory

www.lihir.com.pg